10/21

02055740

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Justsystem

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 4732 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 11/5/02

EXHIBIT A

82-4732

AR/S
3-31-02

JUSTSYSTEM

JUSTSYSTEM CORPORATION

108-4, Hiraishi-Wakamatsu Kawauchi-cho,
Tokushima-shi, Tokushima Prefecture, Japan 771-0189
TEL: 81-88-666-1000
FAX: 81-88-666-1169

Home Page: http://www.justsystem.com

E-mail: ir@justsystem.co.jp

Annual Report 2002

For the fiscal year ended March 31, 2002

TO OUR SHAREHOLDERS AND FRIENDS

The Japanese economic environment during this fiscal year continued to remain uncertain, despite periodic signs of recovery. Further, personal spending has decreased reflecting future uncertainty caused by conditions such as rising unemployment rate or falling prices as a result of deflation.

In the personal computer industry, forced by severe price competition, supplier's sales dropped sales dramatically compared with the previous fiscal year, as consumer's purse strings remained firm regardless of the favorable trends such as the spreading on broadband technology. The software industry experienced the same severe conditions of discouraging purchases and continued sluggish results as shown by the restrained sales to consumers at point-of-sales. Corporate investment in information technology has also been stagnant in line with the deterioration of share prices.

Under this severe business environment, JUSTSYSTEM CORPORATION (the "Company") has strived to strengthen its businesses; the business systems for corporations represented by "ConceptBase Search", the business software represented by "Ichitaro" and "ATOK" and the software for education market represented by "Ichitaro Smile". Our businesses followed the basic policies of thorough cost reduction, selection and concentration of business areas, acquisition and operation of effective corporate structure and selective investments into growth market.

Business results by industrial segment were as follows:

In the software related business, license sales of business software made good progress in the governmental and municipal market as well as in the education market though the growth at point-of-sales was rather insignificant. The "Ichitaro Smile" series released in 1999 continued to show positive results. "Ichitaro Smile" introduction reached around 13,000 primary schools representing 350,000 licensees at the end of this fiscal year. Since the number of personal computers introduced to governmental and municipal offices has increased under the "e-JAPAN" initiative promoted by the Japanese government, license sales of "Ichitaro" made satisfactory progress. With respect to the Japanese conversion software "ATOK", "ATOK15 for Windows" was released in February 2002 with the additional function for dialects, "Hanashi-Kotoba Kansai Mode". Furthermore, the Company opened a user-participating type community site called "Japan Dialects Web - Hoberigu", which tries to enhance the charm and potentiality of local dialects, while at the same time providing download service "Gotochi-Jisho" which contains proper nouns unique to the various regions of Japan.

Regarding the consumer software business, sales of "Label Mighty", which was awarded the No. 1 position among label creating software, has remained sound. In February 2002, "Label Mighty for Mac" designed for Mac OS X was released.

The Company, by way of coping with increase in digital home appliances other than personal computers, has also been engaged in the development of so-called built-in type business for hardware manufacturers. It continues to promote its "AAA (ATOK Anytime Anywhere) Strategy" to install "ATOK" in the new network terminals such as mobile telephones, PDA and game devices. The "BeatJam" built-in products, which comply with Net MD, a new standard of interface between personal computers and mini-disks, was launched to the market by various hardware manufacturers beginning in February of this year.

"ConceptBase" business showed an increase of 20% in net sales compared with the previous fiscal year and acquired a total of 1,600 servers with 730,000 corporate users, despite the tendency of corporations to restrain from investment in information technology. Most of these corporations are major enterprises representing Japanese industries and large-scale introduction cases amounting over 10 million yen are increasing.

While fortifying collaboration with solution software venders, we have intended to develop our own business to provide solution packages, services and consultations utilizing the "ConceptBase" technology consisting of advanced language processing as its core.

In December 2001, the Company started a "Knowledge & Portal" business as a new strategy and entered full-scale into the enterprise information portal (EIP) market, first launching "CB FAQ Knowledge Portal" and "CB Enterprise Knowledge Portal".

Consequently, the software related business showed net sales of ¥14,077 million ($105,844 thousand), a 6.3% decrease compared with the previous fiscal year due to poor sales of business and consumer software at the point-of-sales. On the other hand, as the Company continued further revisions of general and administrative expenses and cost structure, operating income was ¥295 million ($2,219 thousand, operating loss was ¥848 million for the previous fiscal year).

Regarding the network business, as the Company sold all of its shares of 100% subsidiary, WebOnline Networks, Ltd., engaged in the Internet service provider business "JustNet", as of October 1, 2001, net sales in the network business remained at ¥1,565 million ($11,765 thousand), a 47.1% decrease compared with the previous fiscal year, with an operating loss of ¥24 million ($182 thousand, operating loss was ¥20 million for the previous fiscal year).

In conclusion, consolidated net sales were ¥15,642 million ($117,609 thousand), a 13.0% decrease compared with the previous fiscal year while the consolidated operating loss was ¥354 million ($2,661 thousand), ¥714 million less than that for the previous fiscal year. The Company and consolidated subsidiaries recorded losses from equity investment in partnership of ¥554 million ($4,166 thousand), loss on devaluation of investment securities of ¥193 million ($1,449 thousand) and write-down of inventories of ¥253 million ($1,901 thousand) for other expenses, while the Company recorded a gain on sales of shares of the affiliated company, WebOnline Networks, Ltd., ¥1,359 million ($10,215 thousand) and gain on sales of investment securities ¥1,479 million ($11,123 thousand) for other income. Thus income before income taxes and minority interests were recorded at ¥1,449 million ($10,897 thousand, loss before income taxes and minority interests was ¥2,966 million for the previous fiscal year) and net income was recorded at ¥946 million ($7,113 thousand, net loss was ¥2,758 million for the previous fiscal year).

For the future, as it appears that the Japanese economic environment remains harsh in the first half of the fiscal year, we will promote thorough selection and concentration of business areas while carrying out revision and reduction of costs throughout the company.

Concerning the business systems activity for enterprise primarily represented by "ConceptBase", the Company will expand activity by improving the ability of sales and presentation to customers. Making the best use of an overwhelming number of "ConceptBase" introduction cases so far, we intend to launch the solution products for enterprises such as further advanced "Knowledge Portal" products or parts procurement products for more critical areas which directly contribute to customers problems and create higher values. Meanwhile we will fortify our capacity of comprehensive solution consulting.

Under these measures, we will aim to increase the unit sales per item and expand overall sales and business domain in the enterprise applications. We reorganized the business systems division into the enterprise business division in April 2002 to achieve this target.

In the other activities of the software related business, we will aim to secure sales and profit by focusing on licensing sales to governmental and municipal offices and educational institutions. Regarding the Japanese conversion software "ATOK", we intend to fortify its value-adding functions such as "ATOK LAN Extension" and its useful functions close to everyday Japanese language such as dialects. Regarding the "Ichitaro" series, we will expand sales and fortify functions to respond with the "e-Japan" initiative.

Furthermore, in order to strengthen our capability to develop technologies which are the source of our competitive power, we will augment our creativity of element technologies that will lead to competitive capability in the next generation and reestablish the system to promptly incorporate such technologies in our product solutions.

With respect to our consolidated subsidiaries, we have been implementing drastic revisions of our business strategy. We intend to continue our scrap-and-build strategy for the next fiscal year.

All company employees will strive as one to work for realization of the above tasks in order to enhance our business performance.

May 24, 2002

Kazunori Ukigawa
President and Representative Director

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax :+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Justsystem Corporation:

We have examined the consolidated balance sheets of Justsystem Corporation and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Justsystem Corporation and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2002

JUSTSYSTEM CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥8,381,369	¥4,865,889	$63,018
Time deposits		1,782,864	
Receivables:			
Trade notes	48,552	40,971	365
Trade accounts	5,265,662	6,701,561	39,591
Allowance for doubtful receivables	(26,619)	(43,329)	(200)
Inventories (Note 3)	565,480	778,385	4,252
Deferred tax assets (Note 12)	165,272	211,952	1,243
Prepaid expenses and other current assets	485,203	359,679	3,648
Total current assets	14,884,919	14,697,972	111,917
PROPERTY AND EQUIPMENT (Note 6):			
Land	3,925,300	3,925,300	29,514
Buildings and structures	10,049,533	10,089,862	75,560
Furniture and equipment	5,269,319	5,321,238	39,619
Total	19,244,152	19,336,400	144,693
Accumulated depreciation	(7,773,839)	(7,103,863)	(58,450)
Net property and equipment	11,470,313	12,232,537	86,243
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 4 and 6)	1,473,732	2,223,400	11,081
Investments in and advances to associated companies	390,062	200,189	2,933
Lease deposits	798,800	868,710	6,006
Deferred software development costs	2,672,456	2,284,385	20,094
Goodwill	770,950	816,379	5,796
Non-operating real estate (Notes 5 and 6)	3,012,089	3,102,903	22,647
Prepaid pension costs (Note 7)	297,190	299,692	2,235
Other	854,853	784,359	6,427
Total investments and other assets	10,270,132	10,580,017	77,219
TOTAL	¥36,625,364	¥37,510,526	$275,379

See notes to consolidated financial statements.

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term bank loans (Note 6)	¥400,000	¥900,000	$3,008
Current portion of long-term debt (Note 6)	985,000	880,000	7,406
Payables:			
Trade accounts	402,205	524,446	3,024
Other	1,159,690	1,966,007	8,720
Income taxes payable (Note 12)	85,420	40,127	642
Accrued employees' bonuses	445,288	494,031	3,348
Other accrued expenses and current liabilities	455,535	498,064	3,425
Total current liabilities	3,933,138	5,302,675	29,573
LONG-TERM LIABILITIES:			
Long-term debt (Note 6)	8,401,000	9,386,000	63,165
Deferred tax liabilities (Note 12)	4,361,488	4,099,147	32,793
Liability for retirement benefits (Note 7)	442,582	411,431	3,328
Other	24,612	26,254	185
Total long-term liabilities	13,229,682	13,922,832	99,471
MINORITY INTERESTS	82,989	116,775	624
SHAREHOLDERS' EQUITY (Notes 8, 9 and 13):			
Common stock - Authorized, 66,163,200 shares; Issued 31,211,200 shares in 2002 and 2001	6,490,560	6,490,560	48,801
Additional paid-in capital	8,399,510	8,399,510	63,154
Special reserves	5,759,662	6,135,955	43,306
Accumulated deficit	(1,807,298)	(3,129,659)	(13,589)
Unrealized gains on available-for-sale securities	486,210	441,409	3,656
Foreign currency translation adjustments	563,626	343,104	4,238
Total	19,892,270	18,680,879	149,566
Treasury stock – at cost 250,151 shares in 2002 and 250,051 shares in 2001	(512,715)	(512,635)	(3,855)
Total shareholders' equity	19,379,555	18,168,244	145,711
TOTAL	¥36,625,364	¥37,510,526	$275,379

JUSTSYSTEM CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended March 31, 2002 and 2001

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
NET SALES	¥15,642,027	¥17,988,169	$117,609
COST OF SALES	5,399,007	6,174,564	40,594
Gross profit	10,243,020	11,813,605	77,015
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 10)	8,755,842	10,876,985	65,834
RESEARCH AND DEVELOPMENT COSTS	1,841,015	2,004,720	13,842
Operating loss	(353,837)	(1,068,100)	(2,661)
OTHER INCOME (EXPENSES):			
Interest and dividend income	27,348	34,161	206
Interest expense	(190,985)	(211,226)	(1,436)
Losses from equity investment in partnership	(554,125)	(891,154)	(4,166)
Other - net (Note 11)	2,520,919	(829,716)	18,954
Other income (expenses) – net	1,803,157	(1,897,935)	13,558
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	1,449,320	(2,966,035)	10,897
INCOME TAXES (Note 12):			
Current	133,224	78,399	1,002
Deferred	433,925	(202,837)	3,262
Total	567,149	(124,438)	4,264
MINORITY INTERESTS IN LOSSES OF CONSOLIDATED SUBSIDIARIES	63,897	83,332	480
NET INCOME (LOSS)	¥946,068	¥(2,758,265)	$7,113
PER SHARE OF COMMON STOCK (Note 2. r)	Yen		U.S. Dollars
Net income (loss)	¥30.56	¥(88.41)	$0.23

See notes to consolidated financial statements.

JUSTSYSTEM CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended March 31, 2002 and 2001

	Issued Number of Shares of Common Stock	Thousands of Yen						
		Common Stock	Additional Paid-in Capital	Special Reserves	Accumulated Deficit	Unrealized Gains on available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, APRIL 1, 2000	31,211,200	¥6,490,560	¥7,887,010	¥7,591,912	¥(40,961)			
Net loss					(2,758,265)			
Adjustment to deficit for reclassification of unrealized gain on available-for-sale securities					(1,786,390)	¥1,786,390		
Appropriations (Note 8):								
Transfer from reserve for software development – net				(1,388,927)	1,388,927			
Transfer from reserve for special depreciation – net				(67,030)	67,030			
Unrealized losses on available-for-sale securities						(1,344,981)		
Foreign currency translation adjustments							¥343,104	
Increase in treasury stock								¥(135)
Treasury stock contributed by a shareholder (Note 8)			512,500					(512,500)
BALANCE, MARCH 31, 2001	31,211,200	6,490,560	8,399,510	6,135,955	(3,129,659)	441,409	343,104	(512,635)
Net Income					946,068			
Appropriations (Note 8):								
Transfer from reserve for software development – net				(320,108)	320,108			
Transfer from reserve for special depreciation – net				(56,185)	56,185			
Unrealized gains on available-for-sale securities						44,801		
Foreign currency translation adjustments							220,522	
Increase in treasury stock								(80)
BALANCE, MARCH 31, 2002	31,211,200	¥6,490,560	¥8,399,510	¥5,759,662	¥(1,807,298)	¥486,210	¥563,626	¥(512,715)

	Thousands of U.S. Dollars (Note 1)						
	Common Stock	Additional Paid-in Capital	Special Reserves	Accumulated Deficit	Unrealized Gains on available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, MARCH 31, 2001	$48,801	$63,154	$46,135	$(23,531)	$3,319	$2,580	$(3,854)
Net Income				7,113			
Appropriations (Note 8):							
Transfer from reserve for software development – net			(2,407)	2,407			
Transfer from reserve for special depreciation – net			(422)	422			
Unrealized gains on available-for-sale securities					337		
Foreign currency translation adjustments						1,658	
Increase in treasury stock							(1)
BALANCE, MARCH 31, 2002	$48,801	$63,154	$43,306	$(13,589)	$3,656	$4,238	$(3,855)

See notes to consolidated financial statements.

JUSTSYSTEM CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2002 and 2001

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	¥1,449,320	¥(2,966,035)	$10,897
Adjustments for:			
Income taxes – paid	(62,655)	(47,770)	(471)
Depreciation and amortization	3,102,854	3,078,204	23,330
Loss on disposal of fixed assets	5,497	598,573	41
Losses from equity investment in partnership	554,125	891,154	4,166
Gain on sales of investment securities	(1,479,345)		(11,123)
Gain on sales of shares of the affiliated company	(1,358,630)		(10,215)
Loss on devaluation of investment securities	192,674	575,471	1,449
Changes in assets and liabilities:			
Decrease (increase) in trade receivables	819,706	(2,289,951)	6,163
Decrease in inventories	203,424	68,462	1,530
(Decrease) increase in trade payable	(122,242)	53,432	(919)
(Decrease) increase in other payable	(371,946)	491,930	(2,797)
Other – net	(92,676)	(200,147)	(697)
Total adjustments	1,390,786	3,219,358	10,457
Net cash provided by operating activities	2,840,106	253,323	21,354
INVESTING ACTIVITIES:			
Net decrease in time deposits	1,782,864	757,136	13,405
Purchases of property and equipment	(87,368)	(91,708)	(657)
Purchases of and expenditures for software and other intangible fixed assets	(2,433,692)	(2,421,479)	(18,298)
Purchases of investment securities	(375,880)	(289,785)	(2,826)
Proceeds from sales of investment securities	1,593,417	11,311	11,981
Proceeds from sales of shares of the affiliated company	1,394,154		10,481
Other – net	133,746	361,792	1,006
Net cash provided by (used in) investing activities	2,007,241	(1,672,733)	15,092
FINANCING ACTIVITIES:			
Net (decrease) increase in short-term bank loans	(500,000)	395,200	(3,759)
Proceeds from long-term debt		3,000,000	
Repayments of long-term debt	(880,000)	(3,692,000)	(6,616)
Purchases of treasury stock	(80)	(135)	(1)
Stock issuance to minorities	30,063		226
Net cash used in financing activities	(1,350,017)	(296,935)	(10,150)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	18,150	27,786	136
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,515,480	(1,688,559)	26,432
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,865,889	6,554,448	36,586
CASH AND CASH EQUIVALENTS, END OF YEAR	¥8,381,369	¥4,865,889	$63,018
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Treasury stock contributed by a shareholder		¥512,500	
Assets decreased by sales of shares of the affiliated company	¥1,186,942		$8,924
Liabilities decreased by sales of shares of the affiliated company	847,262		6,370

See notes to consolidated financial statements.

JUSTSYSTEM CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended March 31, 2002 and 2001

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"), which are different in certain material respects as to application and disclosure requirements of accounting principles generally accepted in the United States ("U.S. GAAP") (Note 2.s). The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JUSTSYSTEM CORPORATION (the "Company") is incorporated and principally operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133 to $1, the approximate rate of exchange at March 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidation*

The consolidated financial statements as of March 31, 2002 include the accounts of the Company and its 8 (8 in 2001) subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Parent, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in 1 (zero in 2001) unconsolidated subsidiary and 3 (2 in 2001) associated companies are accounted for by the equity method.

The differences between the cost of investments and the fair value of the net assets of subsidiaries, less the amount specifically assigned to individual assets, are amortized on the straight-line basis over ten years.

All significant intercompany balances and transactions, and unrealized profit included in assets have been eliminated in consolidation.

b. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hands, bank demand deposits, time deposits and short-term investments that are readily convertible into cash due within three months of the time of acquisition and that are exposed to insignificant risk of changes in value.

c. *Marketable and Investment Securities*

All of the securities held by the Companies are classified as available- for- sale securities except for investment in partnership held by a U.S. subsidiary and are reported at fair value, which are presented as investment securities, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Investment in partnership held by a U.S. subsidiary included in investment securities is accounted for by the equity method and is reported at fair value, with unrealized gains and losses recognized in earnings.

d. *Inventories*

Work-in-process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the average method.

e. *Property, Equipment and Non-operating real estate*

Property, equipment and non-operating real estate are stated at cost. Depreciation of property, equipment and non-operating real estate are computed principally by the declining-balance method over the estimated useful lives of the assets.

The useful lives of the assets range principally as follows:

Buildings and structures------------------ 18-65 years
Furniture and equipment------------------ 2-20 years

f. *Goodwill*

Goodwill is amortized by the straight-line method over 10 years.

g. *Accrued Employees' Bonuses*

Accrued employees' bonuses are provided for at the amount applicable to the current year based on management estimates of the amounts which will be paid in the subsequent year.

h. *Retirement and Pension Plans*

The liability for retirement benefits of the Company and its domestic subsidiaries is measured based on the projected benefit obligations, less the plan assets at the balance sheet date. For the funded noncontributory defined benefit pension plan portion, the plan assets which exceeded the projected benefit obligations are recorded as prepaid pension costs in investments and other assets. For the unfunded benefit plan portion, the related liabilities are presented as liability for retirement benefits under long-term liabilities.

The liability for retirement benefits presented in the accompanying consolidated balance sheets did not include retirement benefits for directors and corporate auditors. The retirement benefits for directors and corporate auditors are charged to income when paid subject to approval of the shareholders.

The U.S. subsidiaries have defined contribution pension plans and recognize the related pension costs when contributions are made.

i. *Special Reserves*

The Japanese Special Taxation Measures Law (the "Law") permits companies in Japan to record a tax deduction for certain reserves, if recorded in the books of account as an appropriation of retained earnings, that are not required for financial reporting purposes. The Japanese Commercial Code (the "Code") requires that the special reserves be recorded as a separate component of shareholders' equity (see Notes 8 and 12). The special reserves of the Company consisted principally of reserve for software development. Reserve for software development is transferred to accumulated deficit by adding it back to taxable income within four years after the four-year retention period in accordance with the Law.

j. *Revenue Recognition*

Sales for packaged software are recorded when the software is shipped to customers. Sales for preinstalled software are recorded when hardware containing the Company's software is shipped to the hardware manufacturers' customers.

k. *Software Development Costs*

Software development costs, which are incurred through the completion of Beta versions of specific software, are charged to income when incurred. Such costs incurred subsequent to completion of the Beta version are deferred and amortized in the amount of the higher of the amount computed in proportion of the actual sales volume of the software during the current period to the estimated total sales volume of the software or the amount computed by the straight-line method over the estimated salable periods (eighteen months for desk-top software and thirty six months for system software) in accordance with the accounting standard for research and development costs.

l. *Income Taxes*

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. *Leases*

All leases transactions of the Company and domestic subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating leases.

n. *Stock Issuance Costs*

Stock issuance costs are charged to income when incurred.

o. *Appropriations of Retained Earnings or Disposition of Deficit*

Appropriations of retained earnings or disposition of deficit at each year-end are reflected in the financial statements in the following year upon shareholders' approval.

p. *Foreign Currency Transactions*

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statement of operations to the extent that they are not hedged by forward exchange contracts.

q. *Foreign Currency Financial Statements*

The balance sheet, income and expense accounts of foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity.

r. Per Share Information

The computation of net income(loss) per share is based on the weighted average number of shares of common stock outstanding during each year retroactively adjusted for stock splits. The weighted average number of common shares used in the computation was 30,961 thousand shares for the year ended March 31, 2002 and 31,198 thousand shares for the year ended March 31, 2001. Diluted net income per share is not disclosed because it is anti-dilutive for the year ended March 31, 2002 and because of net loss position for the year ended March 31, 2001. Cash dividends were not paid during 2002 and 2001.

s. Differences between Japanese GAAP and U.S. GAAP

The accompanying consolidated financial statements have been prepared in conformity with Japanese GAAP which differs in certain material respects from U.S. GAAP.

The major differences between Japanese GAAP and U.S. GAAP as of March 31, 2002 which would apply to the Company and may have a material effect on the financial condition and results of operations, are as follows:

1) *Stock issuance costs* -- Under Japanese GAAP, except where a stock issue is underwritten in which case proceeds from the sales of stock are recorded net of underwriting commission, stock issuance costs are charged to income, while such costs are charged to additional paid-in capital, net of tax, under U.S. GAAP.

2) *Impairment of long-lived assets*--Japanese GAAP requires carrying tangible and intangible fixed assets at cost less depreciation and amortization, and does not require any review for impairment of such assets. U.S.GAAP requires review of long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized.

3) *Goodwill* – Under Japanese GAAP, goodwill is amortized by the straight-line method over the years which do not exceed 20 years. U.S. GAAP requires from years beginning after December 15, 2001 that goodwill will no longer be amortized and will be tested for impairment annually and an impairment loss will be recognized, if any.

Management is not able to determine the individual or aggregate effects of the differences between Japanese GAAP and U.S. GAAP.

3. INVENTORIES

Inventories as of March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Finished products	¥230,185	¥239,044	$1,731
Work-in-process	11,350	24,552	85
Raw materials	299,534	466,383	2,252
Supplies	24,411	48,406	184
Total	¥565,480	¥778,385	$4,252

4. INVESTMENT SECURITIES

Investment securities as of March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Equity securities	¥1,046,527	¥1,309,884	$7,868
Debt securities	82,944	89,631	624
Other securities	143,441	133,790	1,079
Sub-total (*1)	1,272,912	1,533,305	9,571
Investment in partnership (*2)	200,820	690,095	1,510
Total	¥1,473,732	¥2,223,400	$11,081

(*1) These securities are held by the Companies and were classified as available-for-sale securities.

(*2) This security is held by a U.S. subsidiary and was accounted for applying the equity method, which represents fair value as of March 31, 2002 and 2001, respectively.

Information regarding available-for-sale securities whose fair value is readily determinable as of March 31, 2002 and 2001 were as follows:

	Thousands of Yen			
March 31, 2002	Carrying Amount (Fair Value)	Unrealized Gain	Unrealized Loss	Acquisition Cost
Equity securities	¥795,640	¥643,961	¥(19,068)	¥170,747
Debt securities	82,944	5,293		77,651
Other securities	143,441	2	(5,374)	148,813
Total	¥1,022,025	¥649,256	¥(24,442)	¥397,211

	Thousands of Yen			
March 31, 2001	Carrying Amount (Fair Value)	Unrealized Gain	Unrealized Loss	Acquisition Cost
Equity securities	¥1,128,035	¥852,619	¥(86,895)	¥362,311
Debt securities	83,631	7,153		76,478
Other securities	133,790	1	(17,238)	151,027
Total	¥1,345,456	¥859,773	¥(104,133)	¥589,816

	Thousands of U.S. Dollars			
March 31, 2002	Carrying Amount (Fair Value)	Unrealized Gain	Unrealized Loss	Acquisition Cost
Equity securities	$5,982	$4,842	$(144)	$1,284
Debt securities	624	40		584
Other securities	1,079	0	(40)	1,119
Total	$7,685	$4,882	$(184)	$2,987

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2002 and 2001 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Equity securities	¥250,887	¥181,849	$1,886
Debt securities		6,000	
Total	¥250,887	¥187,849	$1,886

Proceeds from sales of available-for-sale securities for the years ended March 31, 2002 were ¥1,774,976 thousand ($13,346 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥1,479,345 thousand ($11,123 thousand) and zero, respectively, for the year ended March 31, 2002.

The carrying amounts of debt securities by contractual maturities for securities classified as available-for-sale at March 31, 2002 are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Due after one year through five years	¥82,944	$624

5. NON-OPERATING REAL ESTATE

Non-operating real estate as of March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Land	¥1,431,617	¥1,431,617	$10,764
Buildings and structures	3,213,061	3,211,969	24,158
Total	4,644,678	4,643,586	34,922
Accumulated depreciation	(1,632,589)	(1,540,683)	(12,275)
Net non-operating real estate	¥3,012,089	¥3,102,903	$22,647

Income and expenses relating to non-operating real estate are classified for as non-operating income and expenses.

6. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans were made under general security agreements with banks. The annual interest rate applicable to the short-term bank loans was 1.375% at March 31, 2002 and ranged from 1.375% to 1.625% at March 31, 2001.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans, principally from banks, maturing through 2019:			
Collateralized	¥8,696,000	¥9,214,000	$65,383
Unsecured	690,000	1,052,000	5,188
Total	9,386,000	10,266,000	70,571
Less current portion	(985,000)	(880,000)	(7,406)
Long-term debt, less current portion	¥8,401,000	¥9,386,000	$63,165

The annual interest rates applicable to the long-term debt ranged from 1.45% to 2.175% at March 31, 2002 and from 1.60% to 2.175% at March 31, 2001.

Annual maturities of long-term debt as of March 31, 2002 were as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2003	¥985,000	$7,406
2004	940,000	7,067
2005	719,000	5,406
2006	746,000	5,609
2007	688,000	5,173
2008 and thereafter	5,308,000	39,910
Total	¥9,386,000	$70,571

The carrying amounts of assets pledged as collateral for short-term bank loans of ¥400,000 thousand ($3,008 thousand) and the above collateralized long-term debt at March 31, 2002 were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
	2002	2002
Property and equipment:		
Land	¥3,409,893	$25,638
Buildings - net of accumulated depreciation	4,544,479	34,169
Investment securities	97,600	734
Non-operating real estate - net	2,714,591	20,411
Total	¥10,766,563	$80,952

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Besides the above pledged assets, certain software programs have been pledged as collateral for long-term debt of ¥450,000 thousand ($3,383 thousand) from the Development Bank of Japan.

7. RETIREMENT AND PENSION PLANS

The Company has noncontributory defined benefit pension plan for employees retiring at the mandatory retirement age and the Company and its certain domestic subsidiaries have unfunded lump-sum payment plans as defined benefit plan for other employees. The certain foreign subsidiaries have defined contribution plans.

Under most circumstances, employees who terminate their employment are entitled to lump-sum severance payments determined based on the rate of pay at the time of termination and years of service. Employees are entitled to larger payments if the termination is involuntary, other than retirement at mandatory retirement age. Employees who terminate at the mandatory retirement age are entitled to annuity or lump-sum payments under the noncontributory defined benefit pension plan.

The liability for employees' retirement benefits at March 31, 2002 and 2001 consisted of the followings:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Projected benefit obligation	¥(672,974)	¥(534,167)	$(5,060)
Fair value of plan assets	367,049	367,901	2,760
Unrecognized actuarial loss	160,533	54,527	1,207
Net amount recognized in the consolidated balance sheet	(145,392)	(111,739)	(1,093)
Prepaid pension costs	297,190	299,692	2,235
Liability for retirement benefit	¥(442,582)	¥(411,431)	$(3,328)

The components of net periodic benefit costs (income) for the years ended March 31, 2002 and 2001 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Service cost	¥76,717	¥82,206	$577
Interest cost	15,110	13,692	113
Expected return on plan assets	(11,037)	(11,732)	(83)
Amortization of actuarial loss	10,906		82
Income recognized for excessive amount of plan assets of the pension plan at transition		(126,946)	
Net periodic benefit costs (income)	¥91,696	¥(42,780)	$689

Assumptions used for the years ended March 31, 2002 and 2001 are set forth as follows:

	2002	2001
Discount rate	2%	3%
Expected rate of return on plan assets	3%	3%
Recognition period of actuarial gain / loss	5 years	5 years
Amortization period of recognized transitional obligation		1 year

8. SHAREHOLDERS' EQUITY

On March 13, 2001, the Company's foreign subsidiary received 250,000 common shares from one of the Company's shareholders. As a result, additional paid-in capital increased by ¥512,500 thousand, while the same amount is recorded as treasury stock.

Japanese companies are subject to the Code to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥33,998 thousand ($256 thousand) as of March 31, 2002 and 2001, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥500. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Special reserves, net of tax, at March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Reserve for software development	¥5,465,480	¥5,785,588	$41,094
Reserve for special depreciation	294,182	350,367	2,212
Total	¥5,759,662	¥6,135,955	$43,306

As described in Note 2.i , these special reserves were recorded for tax purposes and, accordingly, are added to taxable income at gross amounts in future periods.

9. STOCK OPTION PLAN

At the general shareholders meeting held on June 28, 2001, the Company's shareholders approved a stock option plan that provides for granting options by issuing warrants to the Company's directors and key employees to purchase up to 171,500 shares of the Company's common stock in the period from September 1, 2003 to August 29, 2008. On October 31, 2001, the options were granted at an exercise price of ¥1,010 per share.

10. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the years ended March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Advertising	¥1,735,156	¥2,756,638	$13,046
Personnel	2,295,852	2,642,165	17,262
Outsourcing service costs	1,008,912	1,295,220	7,586
Depreciation and amortization	823,217	804,276	6,190
Other	2,892,705	3,378,686	21,750
Total	¥8,755,842	¥10,876,985	$65,834

11. OTHER INCOME (EXPENSES)

Other – net of other income (expenses) for the years ended March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Rent expenses, net of related income	¥(74,149)	¥(106,653)	$(558)
Stock issuance costs		(1,749)	
Foreign exchange gain	96,120	99,445	723
Gain on sales of investment securities	1,479,345		11,123
Gain on sales of shares of the affiliated company	1,358,630		10,215
Income recognized for excessive amount of plan assets of the pension plan at transition		126,946	
Gain on subsidy for development of software from Japanese government agency		145,532	
Refund of surplus of pension plan		64,661	
Income from change in equity ratio of affiliated companies		83,497	
Loss on disposal of property and equipment	(5,497)	(25,441)	(41)
Loss on devaluation of investment securities	(192,674)	(575,471)	(1,449)
Loss on disposal of software		(533,212)	
Write-down of inventories	(252,811)	(101,830)	(1,901)
Loss on disposal of long-term prepaid assets		(39,920)	
Other	111,955	34,479	842
Total	¥2,520,919	¥(829,716)	$18,954

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to a number of Japanese taxes based on income; corporate tax, inhabitant tax and enterprise tax which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2002 and 2001. However, the Company did not pay any income taxes during the years ended March 31, 2002 and 2001 due to the net loss position and significant special reserves.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Deferred tax assets:			
(Current items)			
Accrued employees' bonuses	¥114,963	¥106,077	$864
Inventories	16,869	58,650	127
Other	33,440	47,225	252
Total deferred tax assets	¥165,272	¥211,952	$1,243
(Non-current items)			
Total deferred tax assets (included in investments and other assets – other)	¥11,711	¥16,187	$88
Deferred tax liabilities:			
(Current items)			
Total deferred tax liabilities (included in current liabilities – other accrued expenses and current liabilities)	¥82	¥366	$1
(Non-current items)			
Deferred tax assets:			
Amortization of intangible fixed assets	¥590,466	¥551,026	$4,440
Tax loss carryforwards	985,999	901,293	7,414
Liability for retirement benefits	109,067	95,836	820
Investment securities	27,214	246,837	205
Other	72,128	63,903	541
Sub-total	1,784,874	1,858,895	13,420
Valuation allowance	(818,919)	(999,994)	(6,157)
Total deferred tax assets	965,955	858,901	7,263
Deferred tax liabilities:			
Reserve for software development	4,732,482	3,915,708	35,583
Unrealized gain on available-for-sale securities	317,241	706,484	2,385
Reserve for special depreciation	153,673	210,765	1,155
Prepaid pension costs	124,047	125,091	933
Total deferred tax liabilities	5,327,443	4,958,048	40,056
Net deferred tax liabilities	¥4,361,488	¥4,099,147	$32,793

A reconciliation between the normal effective statutory tax rate for the year ended March 31, 2002 and 2001 and the actual effective tax rate reflected in the accompanying consolidated statements of operations are as follows:

	2002	2001
Normal effective statutory tax rate	42 %	(42) %
Valuation allowance	(4)	36
Other – net	1	2
Actual effective tax rate	39 %	(4) %

At March 31, 2002, the Company and its domestic subsidiaries had a tax loss carryforward of ¥373 million ($2.8 million) which will expire, if not utilized, in 2007, and certain consolidated U.S. subsidiaries also had tax loss carryforwards of ¥1,596 million ($12 million) for U.S. federal tax purposes which will expire in 2021 and ¥146 million ($1.1 million) for U.S. state tax purposes which will expire in 2012.

13. SUBSEQUENT EVENTS

a) Stock Option Plan

At the general shareholders meeting held on June 27, 2002, the Company's shareholders approved the following stock option plan for the Company's directors, key employees and directors of related companies (those which have close relation with the Company through transactions regardless of capital relation):

The plan provides for granting options by issuing warrants to directors, key employees and directors of related companies to purchase up to 300,000 shares of the Company's common stock in the period from September 1, 2004 to August 31, 2009. The options will be granted at an exercise price of 105 percent of the fair market value of the Company's common stock at the date of option grant.

b) Disposition of Deficit

The following additions to, and deductions from, deficit of the Company as of March 31, 2002, were approved at the general shareholders meeting held on June 27, 2002:

	Thousands of Yen	Thousands of U.S. Dollars
Reversal from special reserves	¥468,864	$3,525
Transfers to special reserves	1,529,215	11,498

14. SEGMENT INFORMATION

a. Industrial segment information for the years ended March 31, 2002 and 2001, is as follows:

<u>**Year Ended March 31, 2002**</u>

(1) Sales and operating income

	Thousands of Yen				
	Software Related Business	Network Business	Total	(Eliminations) or Corporate	Consolidated
Net sales to outside customers	¥14,077,205	¥1,564,822	¥15,642,027		¥15,642,027
Intersegment sales	56,589	13,544	70,133	¥(70,133)	
Total sales	14,133,794	1,578,366	15,712,160	(70,133)	15,642,027
Operating costs and expenses	13,838,632	1,602,553	15,441,185	554,679	15,995,864
Operating income (loss)	¥295,162	¥(24,187)	¥270,975	¥(624,812)	¥(353,837)

	Thousands of U.S. Dollars				
	Software Related Business	Network Business	Total	(Eliminations) or Corporate	Consolidated
Net sales to outside customers	$105,844	$11,765	$117,609		$117,609
Intersegment sales	425	102	527	$(527)	
Total sales	106,269	11,867	118,136	(527)	117,609
Operating costs and expenses	104,050	12,049	116,099	4,171	120,270
Operating income (loss)	$2,219	$(182)	$2,037	$(4,698)	$(2,661)

(2) Assets, depreciation and capital expenditures

	Thousands of Yen				
	Software Related Business	Network Business	Total	Corporate	Consolidated
Assets	¥23,107,799		¥23,107,799	¥13,517,565	¥36,625,364
Depreciation (*)	2,958,518	¥24,232	2,982,750	120,104	3,102,854
Capital expenditures (*)	2,471,395	73,760	2,545,155	7,486	2,552,641

	Thousands of U.S. Dollars				
	Software Related Business	Network Business	Total	Corporate	Consolidated
Assets	$173,743		$173,743	$101,636	$275,379
Depreciation (*)	22,244	$183	22,427	903	23,330
Capital expenditures (*)	18,582	555	19,137	56	19,193

(*) Depreciation and capital expenditures include amortization and expenditure of deferred software development costs.

Year Ended March 31, 2001

(1) Sales and operating income

	Thousands of Yen				
	Software Related Business	Network Business	Total	(Eliminations) or Corporate	Consolidated
Net sales to outside customers	¥15,029,370	¥2,958,799	¥17,988,169		¥17,988,169
Intersegment sales	59,930	8,094	68,024	¥(68,024)	
Total sales	15,089,300	2,966,893	18,056,193	(68,024)	17,988,169
Operating costs and expenses	15,936,919	2,986,760	18,923,679	132,590	19,056,269
Operating loss	¥847,619	¥19,867	¥867,486	¥(200,614)	¥1,068,100

(2) Assets, depreciation and capital expenditures

	Thousands of Yen				
	Software Related Business	Network Business	Total	Corporate	Consolidated
Assets	¥24,473,738	¥1,208,928	¥25,682,666	¥11,827,860	¥37,510,526
Depreciation (*)	2,923,883	45,707	2,969,590	108,614	3,078,204
Capital expenditures (*)	2,519,188	62,433	2,581,621	14,842	2,596,463

(*) Depreciation and capital expenditures include amortization and expenditure of deferred software development costs.

b. Geographic segment information

Operating revenues and total assets of the Company and domestic subsidiaries for fiscal 2002 and 2001 were more than 90% of the consolidated operating revenues and assets of the respective years. Accordingly, geographic segment information was not required to be disclosed.

c. Sales to foreign customers

Sales to foreign customers for fiscal 2002 and 2001 were less than 10% of the consolidated net sales of the respective years.

CORPORATE INFORMATION

Corporate Name:
JUSTSYSTEM CORPORATION

Securities Code:
No. 4686

Listed Exchange:
The Japanese OTC Market

Headquarters:
108-4, Hiraishi-Wakamatsu Kawauchi-cho,
Tokushima-shi, Tokushima Prefecture, Japan 771-0189

Board of Directors' Meeting Date:
May 24, 2002

EXHIBIT B
April 26, 2002

Corporate Name : JUSTSYSTEM CORPORATION
Securities Code : No. 4686
Exchange Market : The Japanese OTC Market

For further information, please contact:
Masayoshi Ikeda
Director
Accounting Department
Tel: +81(88)666-1000

Dear Sirs:

We modify the non-consolidated and consolidated business outlook for the fiscal year ending March 31, 2002(April 1, 2001 - March 31, 2002), released within the NON-CONSOLIDATED SEMIANNUAL RESULTS FOR FISCAL 2002 and CONSOLIDATED SEMIANNUAL RESULTS FOR FISCAL 2002 on November 22, 2001, as follows:

1. Modification of the Non-Consolidated Business Outlook for Fiscal 2002 (from April 1, 2001 to March 31, 2002)

(1)Business Outlook for the Fiscal Year ending March 31, 2002 (April 1, 2001 - March 31, 2002)

	Net Sales Millions of Yen	Normal Profit Millions of Yen	Net Income Millions of Yen	Annual Dividends per Share Yen
Previous Outlook (A)	15,500	500	575	3.00
Modified Outlook (B)	14,006	150	10	0.00
Difference (B-A)	(1,494)	(350)	(565)	
Rate of Change	(9.6)%	(70.0)%	(98.3)%	

(2) Reasons of Modification

Net sales could not achieve the planned target as for desktop products owing to the stagnant point-of-sales market of packaged software and as for ConceptBase business designed for enterprise owing to carry over of corporations' purchase plans. Although extraordinary gains of 1,920 million yen were recorded, which included gain on sales of investment securities of 578 million yen besides gain on sales of subsidiary (WebOnline Networks, Ltd.) stocks of 1,338 million yen contained within the previous outlook, extraordinary losses of 2,020 million yen were recorded. Accordingly, we modify the business outlook.

*Extraordinary losses mainly consist of the following:

Allowance for losses in investment to the US subsidiary, JUSTSYTEM, Inc.	1,558 million yen
Write off of inventories	248 million yen
Loss on devaluation of subsidiary stocks	147 million yen

(3) Dividends

It is to our much regret but we intend to postpone dividends for this fiscal year.

(4) **For Reference: Non-Consolidated Annual Results for Fiscal 2001 (April 1, 2000 - March 31, 2001)**

	Net Sales Millions of Yen	Normal Profit Millions of Yen	Net Income Millions of Yen	Annual Dividends per Share Yen
Fiscal Year ended March 31, 2001	15,619	13	(254)	0.00

2. Modification of the Consolidated Business Outlook for Fiscal 2002 (from April 1, 2001 to March 31, 2002)

(1)Business Outlook for the Fiscal Year Ending March 31, 2002 (April 1, 2001 - March 31, 2002)

	Net Sales Millions of Yen	Normal Profit Millions of Yen	Net Income Millions of Yen
Previous Outlook (A)	17,100	(300)	500
Modified Outlook (B)	15,642	(1,000)	900
Difference (B-A)	(1,458)	(700)	400
Rate of Change	(8.5)%	- %	80.0%

(2) Reasons of Modification

Besides the modification of the non-consolidated business outlook, normal loss of the United States subsidiary, JUSTSYSTEM, Inc. and the domestic subsidiary, TOUSHINICHIBA, Inc. increased. Meanwhile, we modify net income positively since JUSTSYSTEM, Inc. recorded extraordinary gains such as gains on sales of investment securities of 917 million yen.

(3) For Reference: Consolidated Annual Results for Fiscal 2001(April 1, 2000 - March 31, 2001)

	Net Sales Millions of Yen	Normal Profit Millions of Yen	Net Income Millions of Yen
Fiscal Year ended March 31, 2001	17,988	(2,090)	(2,758)

EXHIBIT C

<PRESS RELEASE --TRANSLATION>

May 24, 2002

JUSTSYSTEM CORPORATION
NON-CONSOLIDATED ANNUAL RESULTS FOR FISCAL 2002

For the Fiscal Year Ended March 31, 2002

Corporate Name: JUSTSYSTEM CORPORATION
Securities Code: No. 4686
Exchange Market: The Japanese OTC Market
Interim Dividend System: Implemented
Minimum Share Trading Unit: 100 shares
Board of Directors' Meeting Date: May 24, 2002
General Shareholders' Meeting Date: June 27, 2002

(URL: http://www.justsystem.co.jp)
Headquarters: 108-4 Hiraishi-Wakamatsu Kawauchi-cho Tokushima-shi, Tokushima Prefecture, Japan
For further information, please contact:
Masayoshi Ikeda, Director
General Affairs and Accounting Department
Tel: +81(88) 666-1000

1. NON-CONSOLIDATED BUSINESS RESULTS FOR FISCAL 2002 (From April 1, 2001 to March 31, 2002)

(1) Results of Operations

	Net Sales		Operating Income (Loss)		Normal Income (Loss)		Net Income (Loss)	
For the fiscal year ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
March 31, 2002	**14,006**	**(10.3)**	**261**	**115.8**	**176**	**--**	**19**	**--**
March 31, 2001	15,619	(7.5)	121	--	13	--	(254)	--

	Net Income (Loss) per Share	Diluted Net Income (Loss) per Share	Ratio of Net Income (Loss) to Shareholders' Equity	Ratio of Normal Income (Loss) to Total Assets	Ratio of Normal Income (Loss) to Net Sales
For the fiscal year ended	Yen	Yen	%	%	%
March 31, 2002	**0.64**	**--**	**0.1**	**0.5**	**1.3**
March 31, 2001	(8.17)	--	(1.3)	0.0	0.1

Notes: 1. Amounts less than a million yen are rounded down, and fractions less than first or second decimal points are rounded off.
2. Weighted average of outstanding shares: March 31, 2002 --- 31,211,127 shares, March 31, 2001 --- 31,211,200 shares
3. Change in accounting policies: None
4. Percentage shown for net sales and operating, normal and net income (loss) is increase (decrease) ratio to the relevant item of the previous fiscal year.

(2) Dividends

	Annual Dividends per Share			Amount of Annual Dividends	Ratio of Dividends	Ratio of Dividends to Shareholders' Equity
		Interim	Year-End			
For the fiscal year ended	Yen	Yen	Yen	Millions of Yen	%	%
March 31, 2002	**0.00**	**0.00**	**0.00**	**--**	**--**	**--**
March 31, 2001	0.00	0.00	0.00	--	--	--

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
For the fiscal year ended	Millions of Yen	Millions of Yen	%	Yen
March 31, 2002	**36,450**	**20,208**	**55.4**	**647.48**
March 31, 2001	38,240	20,154	52.7	645.73

Notes: 1. Outstanding shares at fiscal year end: March 31, 2002 --- 31,211,049 shares, March 31, 2001 --- 31,211,200 shares
2. Treasury stock at fiscal year end: March 31, 2002 --- 151 shares, March 31, 2001 --- 51 shares

2. NON-CONSOLIDATED BUSINESS OUTLOOK FOR FISCAL 2003 (from April 1, 2002 to March 31, 2003)

	Net Sales	Normal Income (Loss)	Net Income (Loss)	Annual Dividends per Share		
				Interim	Year-End	
For the fiscal year ending March 31, 2003	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Period	5,150	(1,300)	(850)	0.00	--	--
Full Year	14,500	1,000	500	--	3.00	3.00

For reference: Estimated net income per share for the fiscal year ending March 31, 2002 ---------- 16.02 yen

* The above business outlook is based on certain assumptions the Company judges reasonable at present. Actual results may differ from the outlook owing to future various factors.

VII. NON-CONSOLIDATED FINANCIAL STATEMENTS
(1) NON-CONSOLIDATED BALANCE SHEETS

(Amounts less than a thousand yen are rounded down)

Item / Term	As of March 31, 2002		As of March 31, 2001		Increase (Decrease)
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen
		%		%	
<ASSETS>					
CURRENT ASSETS:					
Cash and time deposits	7,704,802		5,633,471		2,071,330
Trade notes receivable	48,551		32,561		15,989
Trade accounts receivable	5,252,473		6,126,704		(874,230)
Treasury stock	--		135		(135)
Purchased goods	75,200		64,527		10,672
Finished goods	146,080		163,770		(17,689)
Raw materials	297,801		461,488		(163,687)
Work in process	11,350		24,551		(13,201)
Supplies	24,280		36,608		(12,328)
Prepaid expenses	149,409		155,534		(6,125)
Deferred tax assets	153,682		190,330		(36,648)
Short-term loans to affiliated companies	--		1,093,840		(1,093,840)
Other	283,509		174,535		108,973
Allowance for doubtful receivables	(14,226)		(25,135)		10,909
Total current assets	14,132,915	38.8	14,132,926	37.0	(11)
FIXED ASSETS					
PROPERTY AND EQUIPMENT					
Buildings	6,139,598		6,565,589		(425,990)
Structures	603,502		681,910		(78,407)
Equipment	2,001		2,855		(853)
Vehicles	2,294		3,304		(1,010)
Tools, furniture and fixtures	752,926		957,188		(204,262)
Land	3,925,299		3,925,299		--
Total property and equipment	11,425,623	31.3	12,136,148	31.7	(710,525)
INTANGIBLE FIXED ASSETS					
Software	2,035,097		1,594,813		440,284
Software in process	726,467		654,862		71,604
Other	37,065		39,456		(2,391)
Total intangible fixed assets	2,798,630	7.7	2,289,132	6.0	509,497
INVESTMENTS AND OTHER ASSETS					
Investment securities	928,928		795,815		133,113
Investments in shares of affiliated companies	3,664,780		4,044,890		(380,110)
Investments in capital of affiliated companies	198,790		15,323		183,467
Long-term loans to affiliated companies	67,500		67,500		--
Receivables from bankrupt companies	174,031		174,031		--
Long-term prepaid expenses	110,550		137,019		(26,468)
Lease deposits	778,529		783,382		(4,853)
Non-operating real estate	3,012,088		3,102,902		(90,814)
Prepaid pension costs	297,190		299,691		(2,501)
Other	609,235		447,322		161,912
Allowance for doubtful receivables	(189,974)		(185,974)		(4,000)
Allowance for losses in investments	(1,558,645)		--		(1,558,645)
Total investments and other assets	8,093,005	22.2	9,681,904	25.3	(1,588,899)
Total fixed assets	22,317,259	61.2	24,107,185	63.0	(1,789,926)
Total assets	36,450,174	100.0	38,240,112	100.0	(1,789,937)

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of March 31, 2002 Thousands of Yen	Ratio	As of March 31, 2001 Thousands of Yen	Ratio	Increase (Decrease) Thousands of Yen
		%		%	
<LIABILITIES>					
CURRENT LIABILITIES					
Trade payables	384,459		482,810		(98,350)
Short-term bank loans	400,000		900,000		(500,000)
Current portion of long-term debt	985,000		880,000		105,000
Accounts payable-other	1,142,719		1,483,846		(341,126)
Income taxes payable	19,461		16,297		3,163
Advances received	150,452		160,130		(9,678)
Deposits received	66,380		64,104		2,276
Accrued employees' bonuses	410,315		430,224		(19,909)
Other	206,075		227,533		(21,458)
Total current liabilities	3,764,864	10.3	4,644,948	12.1	(880,083)
LONG-TERM LIABILITIES					
Long-term debt	8,401,000		9,386,000		(985,000)
Deferred tax liabilities	3,642,415		3,647,814		(5,398)
Liability for retirement benefits	408,809		380,937		27,872
Other	24,611		26,253		(1,641)
Total long-term liabilities	12,476,837	34.3	13,441,005	35.2	(964,167)
Total liabilities	16,241,702	44.6	18,085,954	47.3	(1,844,251)
<SHAREHOLDERS' EQUITY>					
COMMON STOCK	6,490,560	17.8	6,490,560	17.0	--
ADDITIONAL PAID-IN CAPITAL	7,887,010	21.6	7,887,010	20.6	--
LEGAL RESERVE	33,998	0.1	33,998	0.1	--
RETAINED EARNINGS					
General reserves	5,759,662		6,135,955		(376,292)
Reserve for software development	5,465,480		5,785,588		(320,107)
Reserve for special depreciation	294,181		350,366		(56,185)
Undisposed deficit	156,036		552,221		396,185
Total retained earnings	5,603,625	15.4	5,583,733	14.6	19,892
UNREALIZED GAINS OF THE INVESTMENT SECURITIES	193,493	0.5	158,856	0.4	34,637
TREAURY STOCK	(215)	0.0	--	--	(215)
Total shareholders' equity	20,208,471	55.4	20,154,158	52.7	54,313
Total liabilities and shareholders' equity	36,450,174	100.0	38,240,112	100.0	(1,789,937)

(2) NON-CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts less than a thousand yen are rounded down)

Item \ Term	Fiscal Year ended March 31, 2002 (April 1, 2001- March 31,2002)		Fiscal Year ended March 31, 2001 (April 1, 2000- March 31,2001)		Increase (Decrease)
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen
		%		%	
Net sales	14,006,311	100.0	15,619,577	100.0	(1,613,266)
Cost of sales	4,316,831	30.8	4,986,708	31.9	(669,877)
Gross profit	9,689,479	69.2	10,632,869	68.1	(943,389)
Selling, general and administrative expenses	9,428,132	67.3	10,511,739	67.3	(1,083,606)
Operating income	261,347	1.9	121,130	0.8	140,217
Other income	405,542	2.9	411,788	2.6	(6,245)
Interest	42,929		53,563		(10,634)
Interest from marketable securities	2,366		1,172		1,194
Dividends	1,328		1,314		13
Gain on sales of marketable securities	69,393		94,482		(25,088)
Rent income	162,348		123,079		39,268
Rent income from subsidiaries and associates	44,942		60,895		(15,952)
Settlement from illegal copying	56,736		41,578		15,158
Other	25,497		35,701		(10,203)
Other Expenses	490,883	3.5	519,430	3.3	(28,546)
Interest expenses	190,217		209,302		(19,084)
Rent expenses	281,082		286,959		(5,876)
Other	19,583		23,169		(3,586)
Normal Income (Loss)	176,006	1.3	13,487	0.1	162,518
Extraordinary gains	1,927,116	13.8	343,540	2.2	1,583,576
Reversal of allowance for doubtful receivables	6,131		--		6,131
Gain on sale of investment securities	582,674		--		582,674
Gain on sales of shares of affiliated companies	1,338,309		--		1,338,309
Income recognized for excessive amount of pension assets at transition	--		133,882		(133,882)
Gain from subsidy for development of software	--		144,997		(144,997)
Return of excessive amount of tax qualified pension fund	--		64,660		(64,660)
Extraordinary losses	2,025,591	14.5	742,529	4.7	1,283,061
Loss on disposal of fixed assets	1,149		421		728
Loss on sales of fixed assets	--		1,356		(1,356)
Loss on devaluation of investment securities	35,961		9,999		25,961
Loss on devaluation of shares of affiliated companies	164,095		--		164,095
Loss on disposal of inventories	252,811		--		252,811
Allowance for losses in investments	1,558,645		--		1,558,645
Loss on disposal of software in process	--		544,978		(544,978)
Write-down of inventories	--		101,830		101,830
Loss on disposal of long-term prepaid expenses	--		39,920		39,920
Other	12,928		44,023		(31,095)
Income (Loss) before income taxes	77,530	0.6	(385,501)	(2.4)	463,032
Income taxes - current	51,203	0.4	48,438	0.3	2,765
Income taxes - deferred	6,434	0.1	(179,028)	(1.1)	185,463
Net Income (loss)	19,892	0.1	(254,911)	(1.6)	274,803
Undisposed deficit – Brought forward	175,928		297,310		121,381
Undisposed deficit at year-end	156,036		552,221		396,185

(3) PROPOSAL FOR TREATMENT OF DEFICIT

(Amounts less than a thousand yen are rounded down)

Item \ Term	Fiscal Year ended March 31, 2002	Fiscal Year ended March 31, 2001
Undisposed deficit at year-end	156,036	552,221
Reversal of special reserves:		
Software development	389,176	1,945,884
Special depreciation	79,687	79,030
Total	312,827	1,472,693
TO BE TREATED AS FOLLOWS:		
Transfer to special reserves:		
Software development	1,529,215	1,625,776
Software depreciation	--	22,845
Deficit to be carried forward	1,216,387	175,928

Notes: Reserve for software development and special depreciation are those stipulated in the Special Taxation Measurement Law, and the above amounts are net of tax effect allocation for the fiscal year ended March 31, 2002 and 2001.

<SIGNIFICANT ACCOUNTING POLICIES>

1. VALUATION BASIS AND METHOD OF SECURITIES

Stocks of subsidiaries and associated companies:	Stated at cost determined by the moving average method
Other securities:	
Securities whose market values are available	Stated at fair value based on market prices, etc at the closing date (Both unrealized gains and losses are included in shareholders' equity as unrealized gains of the investment securities; cost of sales is determined by the moving average method)
Securities whose market values are not available	Stated at cost determined by the moving average method

2. VALUATION BASIS AND METHOD OF INVENTORIES

Purchased goods, finished products, and major raw materials	Stated at cost determined by the average method
Work-in-process	Stated at cost determined by the specific identification method
Minor raw materials, supplies	Stated at cost determined by the last invoice method

3. DEPRECIATION METHOD OF FIXED ASSETS

Property and equipment, non-operating real estate	Computed by the declining balance method Major useful lives are as follows: Buildings 18 to 65 years Tools, furniture and fixtures 2 to 20 years
Intangible fixed assets Software	As for sales purpose packaged software, amortized by the greater of either amount in proportion with estimated sales volume during estimated salable period (18 months for desk top product, 36 months for system product) of software or amount based on the straight-line method during the same estimated salable period. As for internal use software, amortized by the straight-line method based on the usable period inside company (18 months to 5 years).
Other intangible fixed assets	Computed by the straight-line method

4. ACCOUNTING BASIS OF ALLOWANCES

Allowance for doubtful receivables	Normal debts; based on the actual bad loan ratio Specific doubtful debts; estimated uncollectible amount after reviewing collectibility by each
Accrued employees' bonuses	Estimated payable amounts which will be paid in the following summer.
Liability for retirement benefits	Provided based on the estimated amounts of the projected benefit obligations and the pension assets at the closing date for employees' retirement benefits. Actuarial gain or loss accrued in each fiscal year is amortized by the straight-line method from subsequent year to the respective year of accrual of such gain or loss over 5 years which is less than the average residual service period of employees at the time such gain or loss accrued.
Allowance for losses in investments	Provided based on the estimated loss amount considering financial positions of the invested so as to prepare for losses in investment to subsidiaries etc.

5. TRANSLATION BASIS OF ASSETS AND LIABILITIES DENOMINATED BY FOREIGN CURRENCIES TO JAPANESE YEN

Receivables and payables denominated in foreign currencies are translated to Japanese yen by exchange rates at the closing date, and their translation differences are charged or credited to income or loss.

6. ACCOUNTING FOR LEASE TRANSACTIONS

Finance leases other than those which deem to transfer ownership of leased equipment to lessees are accounted for as operating leases.

7. OTHER MAJOR ITEMS FOR PRESENTING FINANCIAL STATEMENTS

Reserve for software development	Reserve for software development is provided at the maximum amount (after tax effect excluded) allowed by the Special Taxation Measurement Law as an appropriation of retained earnings. This law states that the amount which is allowed to be provided shall be deduced from the taxable income and after a retention period of four years, the reserve shall be reversed into taxable income over another four years period.
Accounting for Consumption Taxes	Consumption taxes are accounted for separately from relevant principal transactions.

<NOTES TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS>

(NON-CONSOLIDATED BALANCE SHEETS)

1. Accumulated depreciation of property and equipment:

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
	7,657,123	6,870,160

2. Assets pledged as collateral:

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Buildings	4,544,479	4,709,976
Land	3,409,893	3,409,893
Investment securities	97,600	220,800
Non-operating real estate	2,714,590	2,761,878
Total	10,766,562	11,102,548

Relevant liabilities collateralized by the above assets:

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Short-term bank loans	400,000	900,000
Long-term debt	8,696,000 (including current portion of 777,000)	9,214,000 (including current portion of 688,000)

Besides the above pledged assets, program know-how, ATOK12, ATOK13 and ATOK14, have been assigned to long-term debt of 450,000 thousand yen from the Development Bank of Japan. Since the amounts of program know-how are difficult to assess, they are not stated in this statement.

3. The number of shares

	March 31, 2002	March 31, 2001
Authorized	66,163,200 shares	66,163,200 shares
Outstanding	31,211,200 shares	31,211,200 shares

4. Trade notes receivable maturing on the closing date

Concerning accounting of trade notes receivable maturing on the closing date, the Company settles them on trade note exchange day. Since the ending date of the current fiscal year was a holiday of financial institutions, the following trade notes receivable maturing on the closing date are included in the balance of the closing date:

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Trade notes receivable	1,174	13,166

(NON-CONSOLIDATED STATEMENTS OF OPERATIONS)

. The research and development costs included in sales, general and administrative expenses

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
	1,851,246	1,993,134

(LEASE TRANSACTIONS)

Finance lease transactions other than those which deems to transfer ownership of leased equipment to lessees:

1) Assumed amounts of acquisition cost, accumulated depreciation and net book value at the balance sheet date of leased equipment:

(Tools, furniture and fixtures)

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Acquisition cost	663,970	368,673
Accumulated depreciation	137,424	43,590
Net book value	526,545	325,082

2) Future lease payments:

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Amount due within one year	140,409	78,711
Amount due after one year	386,136	246,371
Total	526,545	325,082

The above acquisition costs and the future lease payments include interest costs on the future lease payments since the amounts of future lease payments are not material as compared with the carrying amounts of property and equipment at the balance sheet dates.

3) Lease payments and assumed depreciation:

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Lease payment	93,834	72,619
Assumed deprecation	93,834	72,619

4) Computing method of assumed depreciation:

Computed by the straight-line method with lease terms as useful lives and residual value of zero.

(SECURITIES)

The Company does not hold the stocks of subsidiaries and associated companies, whose market value is available for the fiscal year ended March 31, 2002.

(TAX EFFECT ACCOUNTING)

1) Breakdown by major factors causing deferred tax assets and liabilities

	March 31, 2002	March 31, 2001
(Current assets)	Thousands of Yen	Thousands of Yen
Deferred tax assets		
Accrued employees' bonus	103,693	91,107
Inventory	16,868	58,650
Others	33,119	40,573
Total deferred tax assets	153,682	190,330
(Non-current liabilities)		
Deferred tax assets		
Allowance for losses in investment	650,578	--
Amortization of intangible fixed assets	590,466	551,026
Liability for retirement benefits	109,066	95,835
Loss on devaluation of shares of affiliated companies	68,493	--
Allowance for doubtful receivables	36,320	17,970
Other	51,487	52,728
Total deferred tax assets	1,506,413	717,561
Deferred tax Liabilities		
Reserve for software development	4,732,481	3,915,708
Reserve for special depreciation	153,673	210,764
Prepaid pension costs	124,047	125,091
Unrealized gains of the investment securities	138,626	113,811
Total deferred tax liabilities	5,148,829	4,365,375
Net deferred tax liabilities	3,642,415	3,647,814

2) Breakdown by major items causing difference between normal effective statutory tax rate and actual effective tax rate after applying income tax allocation

	March 31, 2002	March 31, 2001
Normal effective statutory tax rate	41.7 %	(41.7) %
(Reconciliation)		
Inhabitant tax per capita portion	23.3%	4.4%
Foreign tax with carrying forward period expired	2.7%	1.9%
Expenses permanently non-deductible for income tax purposes	13.2%	1.6%
Carry over deficit on enterprise tax	(8.8)%	--%
Non-taxable dividend income	(0.5)%	(0.1)%
Other	2.7 %	--%
Actual effective tax rate	74.3 %	(33.9)%

VIII. Change of Officers

Effective June 27, 2002

(1) CHANGE OF DIRECTORS

1. Directors Scheduled to Resign

Name	Title	In Charge
Hisaharu Okada	Vice President	Product & Service Operation Department
Eiichi Shinomiya	Vice President	ATOK Products Development Department
Hisatoshi Taura	Vice President	
Masayoshi Ikeda	Vice President	General Affairs & Accounting Department
Sadakazu Nagai	Vice President	Marketing Department, Enterprise Business Division

2. Candidates for Director to Assume

Name	Scheduled Title	
Kuniaki Watanabe	Vice President	Former president and representative director of Ariba Japan Former president and representative director of i2 Technologies Japan, Inc. Former president and representative director of Japan Digital Equipment Company

3. Candidate for Auditor to Assume

Name	
Katsunobu Imura	General Manager of the President Office at present

4. Auditor Scheduled to Resign

Name	
Yoshiaki Yano	Representative of Yano Clinic at present

We are planning to introduce corporate executive officer system effective June 27, 2002 in order to reform management structure. It is for realizing agile and higher judgment of the board of directors that we divide corporate executive officers responsible for profit and operation of each division from the board of directors.

Hisaharu Okada, Eiichi Shinomiya, Hisatoshi Taura, Masayoshi Ikeda, Sadakazu Nagai are scheduled to assume corporate executive officer effective June 27, 2002.

EXHIBIT D

May 24, 2002

JUSTSYSTEM CORPORATION
CONSOLIDATED ANNUAL RESULTS FOR FISCAL 2002

For the Fiscal Year Ended March 31, 2002

Corporate Name: JUSTSYSTEM CORPORATION
Securities Code: No. 4686
(URL: http://www.justsystem.co.jp)
Exchange Market: The Japanese OTC Market
Adoption of U.S.GAAP: None
Board of Directors' Meeting Date: May 24, 2002

Headquarters: 108-4 Hiraishi-Wakamatsu Kawauchi-cho
Tokushima-shi, Tokushima Prefecture, Japan
For further information, please contact:
Masayoshi Ikeda, Director
General Affairs and Accounting Department
Tel: +81(88) 666-1000

1. CONSOLIDATED BUSINESS RESULTS FOR FISCAL 2002 (from April 1, 2001 to March 31, 2002)

(1) Consolidated Results of Operations

	Net Sales		Operating Income (Loss)		Normal Income (Loss)		Net Income (Loss)	
For the fiscal year ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
March 31, 2002	**15,642**	**(13.0)**	**(353)**	**--**	**(956)**	**--**	**946**	**--**
March 31, 2001	17,988	6.2	(1,068)	--	(2,090)	--	(2,758)	--

	Net Income (Loss) per Share	Diluted Net Income (Loss) per Share	Ratio of Net Income (Loss) to Shareholders' Equity	Ratio of Normal Income (Loss) to Total Assets	Ratio of Normal Income (Loss) to Net Sales
For the fiscal year ended	Yen	Yen	%	%	%
March 31, 2002	**30.56**	**--**	**5.0**	**(2.6)**	**(6.1)**
March 31, 2001	(88.41)	--	(13.8)	(5.3)	(11.6)

Notes: 1. Amounts less than a million yen are rounded down, and fractions less than first or second decimal points are rounded off.
2. Equity in earnings of associated companies: March 31, 2002--15 million yen, March 31, 2001--3 million yen
3. Weighted average of outstanding shares (consolidated): March 31, 2002--30,961,127 shares, March 31, 2001--31,198,173 shares
4. Changes in accounting policies: None
5. Percentage shown for net sales and operating, normal and net income (loss) is increase (decrease) ratio to the relevant item of the previous fiscal year.

(2) Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
For the first half ended	Millions of Yen	Millions of Yen	%	Yen
March 31, 2002	**36,625**	**19,379**	**52.9**	**625.93**
March 31, 2001	37,510	18,168	48.4	586.81

Notes: Outstanding shares at year-end (consolidated): March 31, 2002--30,961,049 shares, March 31, 2001--30,961,149 shares

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents, End of Year
For the first half ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2002	**2,840**	**2,007**	**(1,350)**	**8,381**
March 31, 2001	253	(1,672)	(296)	4,865

(4) Scope of consolidation and application of equity method
Number of consolidated subsidiaries: 8
Number of non-consolidated subsidiaries accounted for by the equity method: 1
Number of associated companies accounted for by the equity method: 3

(5) Changes in scope of consolidation and application of equity method
Consolidation (newly) 1 (excluded) 1 Equity method (newly) 2 (excluded) --

2. CONSOLIDATED BUSINESS OUTLOOK FOR FISCAL 2003 (from April 1, 2002 to March 31, 2003)

	Net Sales	Normal Income (Loss)	Net Income (Loss)
For the fiscal year ending March 31, 2003	Millions of Yen	Millions of Yen	Millions of Yen
Interim Period	5,150	(1,550)	(800)
Full Year	14,500	700	475

For reference: Estimated consolidated net income per share for the fiscal year ending March 31, 2003 ---------- 15.34 yen
* The above business outlook is based on certain assumptions the Company judges reasonable at present. Actual results may differ from the outlook owing to various future factors.

I. CORPORATE GROUP SITUATION

JUSTSYSTEM Group is consisted of JUSTSYSTEM CORPORATION ("the Company"), 8 subsidiaries and 4 associated companies and operating its business to offer superior products and services based on advanced software technologies of computers and networks. The role of the Company is mainly to research and develop software products and promote sales in Japan. Justsystem Service Co., Ltd., a subsidiary in Japan, plays a role of manufacturing and shipment of products. JUSTSYSTEM, Inc., an overseas subsidiary, is a holding company in the United States.

Outline of the JUSTSYSTEM Group is as follows:



Domestic
Overseas
Software Related
Network
Domestic Users
Overseas Users
JUSTSYSTEM CORPORATION
Subcontracting operations of the Company's business
Consolidated subsidiary Justsystem Service Co., Ltd.
Research and development of computer software
Associated company accounted for by the equity method DigiOn Inc.
Research and development of computer software
Consolidated subsidiary i Dimension Corporation
Supply of investment information on the Internet
Consolidated subsidiary TOUSHINICHIBA, Inc.
Consulting service for the Internet
Associated company accounted for by the equity method R2 innovation Ltd.
Holding company in U. S. A.
Consolidated subsidiary JUSTSYSTEM, Inc.
Research and development of computer software
Consolidated subsidiary CLAIRVOYANCE Corporation
Sales of computer software
Associated company accounted for by the equity method Queria, Inc.
Research and development of computer software
Consolidated subsidiary DRAGONTEC SOFTWARE (SHANGHAI) Co., Ltd
Research and development of computer software
Non-consolidated subsidiary accounted for by the equity method NANKING DRAGONTEC SOFTWARE Co., Ltd.
Research and development of computer software
Consolidated subsidiary DALIAN JUSTSYSTEM Co., Ltd
Consolidated subsidiary WebOnline Networks, Ltd.

Notes: 1. Besides the above companies, J-Bahn Co., Ltd. is also a consolidated subsidiary, but it has ceased its operation.
The Company sold the whole shares of WebOnline Networks, Ltd. which operates the Internet service provider business as of October 1, 2001.
2. The Company owns CLAIRVOYANCE Corporation indirectly through JUSTSYSTEM, Inc.
3. The Company owns NANKING DRAGONTEC SOFTWARE Co., Ltd. indirectly through DRAGONTEC SOFTWARE (SHANGHAI) Co., Ltd.

II. MANAGEMENT POLICY

(1) BASIC MANEGEMENT POLICY

JUSTSYSTEM CORPORATION (the "Company") has continued to develop computer software since its foundation in 1979, by persistently focusing on the value of the "information", in order to create an ideal computing environment that interconnects human beings and the information.

Under such, the Company holds it as a basic policy to still continue research of know-how and technology to use the "Language", the vital element of communication, on computer, introduce new products and services to the market, contribute to the value creation and evolution of customers and the society and comprehensively improve the corporate value sought by our shareholders, customers, the market and our employees.

(2) BASIC POLICY ON THE DISTRIBUTION OF PROFITS

With respect to dividends to the stockholders, it is our basic policy to return profits to the stockholders by raising the stock value of the Company through increasing internal reserves as a company focusing on research and development and actively investing in development utilizing stockholders' capital effectively.

(3) MEDIUM-TERM MANEGEMENT STRATEGY

The JUSTSYSTEM Group currently deploys the following four businesses according to characteristics of customers:

Software businesses consist of that for business personal and that for education market.

Concerning software business for business personal, we will aim to secure sales amount and profit by enforcing licensing sales to governments and municipals. We will enhance added value of Japanese conversion software "ATOK" by supplying value added function like "ATOK LAN Extension" or specific functions focusing on everyday Japanese language like dialects. We will enforce functions and sales of "Ichitaro" to meet the e-Japan policy promoted by the Japanese government.

Concerning software business for education market, we will continue to enforce customer base of "Ichitaro Smile", which has been introduced to 13,000 schools representing 350, 000 licensees. We will enforce its sales for home learning utilizing overwhelming market share at school to lock in customers while enforcing sales of related products for already licensed schools.

Concerning OEM business, we will continue to propel "AAA (ATOK Anytime Anywhere) Strategy" which aims to lade "ATOK" on new network terminals such as mobile phones, PDA and game machines. While we will cultivate products and services, such as "BeatJam" incorporating NetMD, a new standard of interface between personal computers and mini-disks and "Cyber Support", an FAQ system laden on personal computers of major suppliers, looking for user conveniences under the circumstances that various digital home appliances popularize.

Concerning business systems for enterprise, we will enforce "ConceptBase" by incorporating know how from the introduced cases reaching 1,600 servers and 730,000 clients of large companies representing Japanese business community, while moving up unit sales price per corporation and accelerating speed of growth by enforcing consulting and problem solving ability realizing final fruits for customers.

We will apply XML and core technologies the Company holds and add know how gained from huge introduction cases to "ConceptBase" technology, and positively deploy the "Solutions Package" for each business domain directly connecting customers' problem solving. Important domains for the time being are "Knowledge & Portal", high end search solutions specialized for manufacturing procurement, eCRM, and so on. We will raise ratio of professional services such as solutions proposal or consulting, move up unit sales price per corporation and aim to become someone indispensable in these domains.

Meanwhile we will make effort for efficient business operation and selective investment so as to move up business results.

III. RESULTS OF OPERATIONS AND FINANCIAL POSITION

(1) RESULTS OF OPERATIONS

BUSINESS OVERVIEW FOR THE FISCAL YEAR ENDED MARCH 31, 2002

The Japanese economic environment during this fiscal year continued unable to overcome its uncertainty, despite the signs of recovery in sight from time to time. Further, personal spending has dropped reflecting future uncertainty caused by the condition such as the rising unemployment rate or the falling prices resulting from deflation.

In the personal computer industry, forced severe price competition, suppliers dropped sales dramatically compared with the previous fiscal year, as consumer's purse strings remain firm, regardless of the favorable trend of the spreading broadband. The software industry, experiencing the same severe circumstances that did not encourage purchasing, also saw continuing sluggish results, as restrained growth was shown especially at points-of-sales targeted mainly at personal consumers. Corporate investment in the information area has also been stagnant in line with the deterioration of share prices.

Under such a severe business environment, the Company has striven for the strengthening of its business; the business systems for corporations represented by "ConceptBase Search"; the software business including business software represented by "Ichitaro" and "ATOK" and the software for education market represented by "Ichitaro Smile", under the basic policy of thorough cost reduction, acquisition and operation of effective corporate structure through selection and concentration of business areas and selective investments into growth market.

Business results by industrial segment were as follows:

In the software related business, the business software has made good progress in licensed sales to government and municipal offices, as well as in the education market, as opposed to the poor results shown by points-of-sales. The "Ichitaro Smile" series released in 1999 continued to show positive results, through its introduction totaling 13,000 primary schools representing 350,000 licensed sales as of the end of this fiscal year. As for governmental and municipal office applications, an increasing number of computers have been introduced following the "e-JAPAN" initiative promoted by the Japanese government, and licensed sales of "Ichitaro" also progressed satisfactorily. With respect to the Japanese conversion software "ATOK", "ATOK15 for Windows" was released in February with the additional function for dialects, "Hanashi-Kotoba Kansai Mode". Furthermore, the Company opened a user participating, community site called "Japan Dialects Web - Hoberigu", which tries to enhance the charm and potentiality of local dialects, while at the same time providing the download service "Gotochi-Jisho" which contains proper nouns unique to the various regions of Japan.

Regarding the consumer software business, sales of "Label Mighty", which won the No. 1 position among label creating software has remained sound. In February, "Label Mighty for Mac" designed for Mac OS X was released.

The Company, by way of coping with newly spreading digital home appliances other than personal computers, has also been engaged in the development of so-called built-in type business for hardware manufacturers. It continues to promote its "AAA (ATOK Anytime Anywhere) Strategy" to install "ATOK" in the new network terminals such as mobile telephones, PDA and game devices, while the "BeatJam" built-in products which comply with Net MD, a new standard of interface between personal computers and mini-disks have been launched on the market by various hardware manufacturers since February this year.

ConceptBase business showed an increase of 20% in sales compared with the previous fiscal year, despite the tendency towards stagnation regarding investment for corporate IT programs, acquiring a total of 1,600 servers with 730,000 corporate users. Most of these corporations are major enterprises that represent Japanese industries while large-scale introductions amounting to more than 10 million yen are increasing.

While fortifying collaboration with solution software venders for corporations, the Company has at the same time placed importance on the active development of businesses which provide solution software packages as well as services and consultations to which this ConceptBase technology featuring the language processing as its core is applied.

In December 2001, the Company entered full-scale into the enterprise information portal (EIP) market, by implementing its new strategy business "Knowledge & Portal", first launching "CB FAQ Knowledge/Portal" and "CB Enterprise/Knowledge Portal".

The software related business consequently showed net sales of 14,077 million yen, a 6.3% decrease compared with the previous fiscal year due to poor sales of business and consumer software at the points-of-sales. On the other hand, as the Company continued to carry out further revisions regarding administrative expenses and cost structure, the operating income was 295 million yen (operating loss was 847 million yen for the previous fiscal year).

Regarding the network business, as the Company sold the whole shares of its 100% subsidiary, WebOnline Networks, Ltd., engaged in the Internet service provider business "JustNet", as of October 1, 2001, net sales remained at 1,564 million yen, a decrease of 47.1% compared with the previous fiscal year, with an operating loss of 24 million yen (operating loss was 19 million yen for the previous fiscal year).

In conclusion, consolidated net sales showed 15,642 million yen, a 13.0% decrease compared with the previous fiscal year while the consolidated operating loss resulted in 353 million yen (714 million yen lower than that for the previous fiscal year). Following a decline in the valuation of investment securities owned by our 100% U.S. subsidiary, JUSTSYSTEM, Inc., the Company appropriated loss from equity investment in partnership of 554 million yen for other expenses, and consolidated normal loss recorded 956 million yen (1,134 million yen lower than that for the previous fiscal year). The Company appropriated gains from sales of the shares of WebOnline Networks, Ltd. amounting 1,358 million yen, of other shares owned by the Company amounting 582 million yen and of the shares owned by JUSTSYSTEM, Inc. in the United States amounting 896 million yen for extraordinary gains, while appropriated loss on disposal of inventories amounting 252 million yen for an extraordinary loss. Thus consolidated net income resulted in 946 million yen (consolidated net loss was 2,758 million yen for the previous fiscal year).

BUSINESS OUTLOOK FOR THE NEXT FISCAL YEAR

For the future, as it appears that the Japanese economic environment remains harsh in the first half of the fiscal year, we will promote a thorough selection and concentration of business areas, while at the same time carrying out a revision and reduction of costs throughout the company.

Concerning the business systems activity for enterprise primarily represented by ConceptBase, the Company will expand it by improving the ability of sales and idea presenting to customers. Making the best use of an overwhelming number of ConceptBase introductions until today, we intend to launch onto the market solution software products for enterprise applications, including advanced new "Knowledge Portal" products and those designed for sophisticated business areas such as parts procurement, through the direct contribution to the problem solving and high value creation of customers. We will meanwhile strive to fortify our comprehensive solution consulting functions.

While implementing the above measures, we would like to increase the unit sales per corporation and aim to expand overall sales and market positions of our business for enterprise applications. In order to meet this objective and further enhance marketing strength, its Business System Division was reorganized and changed to the Enterprise Business Division in April.

In the software business, we will aim to secure more sales and profit, by focusing on licensing sales to government and municipal offices and educational institutions. Regarding the Japanese conversion software "ATOK", the Company intends to fortify its value-added products as shown in "ATOK LAN Extension", and the function placing emphasis on everyday Japanese language such as dialects. Regarding the "Ichitaro" series, we will further the sales and development of its functions which accommodate the e-Japan initiative.

Furthermore, by intensifying our source of competitive power i.e. technological and developmental strength, we will augment our creativity for the element technology that will lead to potential competitive capability in the next generation, while reestablishing the system to enable us to promptly incorporate such technology in our solution products.

With respect to our consolidated subsidiaries, we have been implementing drastic revisions to our business strategy, and intend to continue our scrap-and-build strategy.

In conclusion, it is predicted for the next fiscal year that on a consolidated basis, net sales will be 14,500 million yen (7% lower than that of the previous fiscal year), normal income will be 700 million yen and net income will be 500 million yen (47% lower than that of the previous fiscal year).

(2) FINANCIAL POSITION

Financial Position for the Fiscal Year ended March 31, 2002

Cash and cash equivalents (hereinafter the "Cash") as of March 31, 2002 was 8,381 million yen, an increase of 3,515 million yen compared with the Cash as of March 31, 2001. Cash flows from each activity and their factors are as follows:

Cash flows from operating activities:
The Cash gained from the operating activities resulted in 2,840 million yen (1,021.1% increase compared with the previous fiscal year). It is mainly because income before income taxes and minority interests resulted in 1,449 million yen, depreciation and amortization was 3,102 million yen, and gain on sales of investment securities of 1,479 million yen and gain on sales of shares of affiliated companies of 1,358 million yen have been transferred to cash flows from investing activities.

Cash flows from investing activities:
The Cash gained from the investing activities resulted in 2,007 million yen (the Cash decreased 1,672 million yen for the previous fiscal year). It is mainly owing to net decrease in time deposits of 1,782 million yen, proceeds from sales of investment securities of 1,593 million yen, proceeds from sales of the shares of former subsidiary WebOnline Networks, Ltd. of 1,394 million yen and purchases of and expenditures for software and other intangible fixed assets of 2,433 million yen.

Cash flows from financing activities:
The Cash used in the financing activities resulted in 1,350 million yen (354.7% increase compared with the previous fiscal year).
It is mainly owing to repayments of long-term debt of 880 million yen and decrease in short-term bank loans of 500 million yen.

Outlook of Financial Position for the Next Fiscal Year

We estimate cash flows from operating activities with the Cash increase of approximately 3,800 million yen for the next fiscal year. It is mainly owing to recovery of normal income such as income before income taxes and minority interests of approximately 900 million yen and depreciation and amortization of approximately 3,100 million yen.

We estimate cash flows from investing activities with the Cash decrease of approximately 2,300 million yen for the next fiscal year. It is mainly owing to purchases of and expenditures for software and other intangible fixed assets of approximately 2,100 million yen and purchases of property and equipment.

We estimate cash flows from financing activities with the Cash decrease of approximately 1,000 million yen owing to repayments of long-term debt for the next fiscal year.

As a result, the closing balance of the Cash is predicted to be an increase of 500 million yen for the next fiscal year compared with that for the previous fiscal year.

IV. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of March 31, 2002		As of March 31, 2001		Increase (Decrease)
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen
		%		%	
<ASSETS>					
CURRENT ASSETS					
Cash and time deposits	8,381,369		6,648,752		1,732,616
Trade notes and accounts receivable	5,314,213		6,742,532		(1,428,319)
Inventories	565,480		778,385		(212,905)
Other	650,474		571,630		78,843
Allowance for doubtful receivables	(26,619)		(43,329)		16,710
Total current assets	14,884,918	40.6	14,697,971	39.2	186,946
FIXED ASSETS					
PROPERTY AND EQUIPMENT					
Buildings and structures	10,049,532		10,089,862		(40,329)
Tools, furniture and fixtures	5,202,275		5,254,193		(51,918)
Land	3,925,299		3,925,299		--
Other	67,043		67,043		--
Accumulated depreciation	(7,773,838)		(7,103,862)		(669,975)
Total property and equipment	11,470,313	31.3	12,232,537	32.6	(762,223)
INTANGIBLE FIXED ASSETS					
Goodwill	770,950		816,378		(45,428)
Software	1,976,252		1,602,605		373,647
Software in process	696,203		681,779		14,424
Other	133,736		184,944		(51,207)
Total intangible fixed assets	3,577,143	9.8	3,285,708	8.8	291,434
INVESTMENTS AND OTHER ASSETS					
Investment securities	1,796,294		2,356,089		(559,794)
Non-operating real estate	3,012,088		3,102,902		(90,814)
Prepaid pension costs	297,190		299,691		(2,501)
Other	1,777,390		1,721,599		55,791
Allowance for doubtful receivables	(189,974)		(185,974)		(4,000)
Total investments and other assets	6,692,989	18.3	7,294,308	19.4	(601,319)
Total fixed assets	21,740,445	59.4	22,812,554	60.8	(1,072,108)
Total assets	36,625,364	100.0	37,510,525	100.0	(885,161)

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of March 31, 2002		As of March 31, 2001		Increase (Decrease)
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen
		%		%	
<LIABILITIES>					
CURRENT LIABILITIES					
Trade Payables	402,204		524,446		(122,241)
Short-term bank loans	1,385,000		1,780,000		(395,000)
Accounts payable-other	1,159,689		1,966,007		(806,317)
Income taxes payable	85,420		40,126		45,293
Accrued employees' bonuses	445,288		494,030		(48,742)
Other	455,535		498,063		(42,528)
Total current liabilities	3,933,137	10.8	5,302,674	14.2	(1,369,537)
LONG-TERM LIABILITIES					
Long-term debt	8,401,000		9,386,000		(985,000)
Deferred tax liabilities	4,361,487		4,099,147		262,340
Liability for retirement benefits	442,582		411,431		31,150
Other	24,611		26,253		(1,641)
Total long-term liabilities	13,229,681	36.1	13,922,832	37.1	(693,150)
Total liabilities	17,162,819	46.9	19,225,507	51.3	(2,062,687)
<MINORITY INTERESTS>					
MINORITY INTERESTS	82,989	0.2	116,775	0.3	(33,786)
<SHAREHOLDERS' EQUITY>					
COMMON STOCK	6,490,560	17.7	6,490,560	17.3	--
ADDITIONAL PAID-IN CAPITAL	8,399,510	22.9	8,399,510	22.4	--
RETAINED EARNINGS	3,952,364	10.8	3,006,296	8.0	946,067
UNREALIZED GAINS OF THE INVESTMENT SECURITIES	486,210	1.3	441,409	1.2	44,801
TRANSLATION ADJUSTMENTS	563,626	1.6	343,103	0.9	220,522
	19,892,270	54.3	18,680,879	49.8	1,211,391
TREASURY STOCK	(215)	(0.0)	(135)	(0.0)	(79)
TREASURY STOCK OWNED BY SUBSIDIARIES	(512,500)	(1.4)	(512,500)	(1.4)	--
Total shareholders' equity	19,379,555	52.9	18,168,243	48.4	1,211,311
Total liabilities, minority interests and shareholders' equity	36,625,364	100.0	37,510,525	100.0	(885,161)

(2) CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts less than a thousand yen are rounded down)

Item / Term	Fiscal Year ended March 31, 2002 (April 1, 2001- March 31, 2002)		Fiscal Year ended March 31, 2001 (April 1, 2000- March 31,2001)		
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen
		%		%	
NET SALES	15,642,027	100.0	17,988,169	100.0	(2,346,141)
COST OF SALES	5,399,007	34.5	6,174,564	34.3	(775,557)
Gross Profit	10,243,020	65.5	11,813,604	65.7	(1,570,584)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	10,596,857	67.7	12,881,704	71.6	(2,284,846)
Operating Loss	353,836	(2.2)	1,068,099	(5.9)	714,262
OTHER INCOME	399,264	2.5	339,151	1.9	60,113
Interest income	26,017		31,671		(5,653)
Exchange gain	96,119		99,445		(3,325)
Settlement from illegal copying	56,736		41,578		15,158
Rent income	162,348		127,416		34,931
Other	58,042		39,040		19,002
OTHER EXPENSES	1,001,795	6.4	1,361,465	7.6	(359,669)
Interest expenses	190,985		211,226		(20,241)
Stock issuance cost	--		1,748		(1,748)
Rent expenses	236,497		234,069		2,428
Loss from equity investment in partnership	554,124		891,154		(337,029)
Other	20,187		23,266		(3,078)
Normal Loss	956,368	(6.1)	2,090,413	(11.6)	1,134,045
EXTRAORDINARY GAINS	2,873,628	18.4	422,963	2.3	2,450,665
Gain on sales of investment securities	1,479,345		--		1,479,345
Gain on sales of shares of affiliated companies	1,358,629		--		1,358,629
Income recognized for excessive amount of pension assets at transition	--		126,946		(126,946)
Gain from subsidy for development of software	--		145,531		(145,531)
Return of excessive amount of tax qualified pension fund	--		64,660		(64,660)
Other	35,654		85,824		(50,170)
EXTRAORDINARY LOSSES	467,940	3.0	1,298,584	7.2	(830,643)
Loss on disposal of fixed assets	1,149		421		728
Loss on sales of fixed assets	4,348		25,020		(20,672)
Loss on devaluation of investment securities	192,674		575,471		(382,797)
Loss on disposal of software in process	--		511,897		(511,897)
Loss on disposal of inventories	252,811		--		252,811
Write-down of inventories	--		101,830		(101,830)
Loss on disposal of long-term prepaid expenses	--		39,920		(39,920)
Other	16,958		44,023		(27,065)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	1,449,320	9.3	(2,966,034)	(16.5)	4,415,354
INCOME TAXES;					
- Current	133,223	0.9	78,398	0.4	54,825
- Deferred	433,925	2.8	(202,836)	(1.1)	636,761
MINORITY INTERESTS IN LOSSES	63,896	0.4	83,331	0.5	(19,434)
Net Income (Loss)	946,067	6.0	(2,758,265)	(15.3)	3,704,333

(3) CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Amounts less than a thousand yen are rounded down)

Item / Term	Fiscal Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	Fiscal Year ended March 31, 2001 (April 1, 2000 – March 31, 2001)
	Thousands of Yen	Thousands of Yen
RETAINED EARNINGS AT BEGINNING OF YEAR	3,006,296	7,550,950
DECREASE IN RETAINED EARNINGS		
Decrease in retained earnings in accordance with U.S. accounting standards	--	1,786,389
NET INCOME (LOSS)	946,067	(2,758,265)
RETAINED EARNINGS AT END OF YEAR	3,952,364	3,006,296

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts less than a thousand yen are rounded down)

Item / Term	Fiscal Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	Fiscal Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	Increase (Decrease)
	Thousands of Yen	Thousands of Yen	Thousands of Yen
OPERATING ACTIVITIES:			
Income (Loss) before income taxes and minority interests	1,449,320	(2,966,034)	4,415,354
Adjustments for			
Depreciation and amortization	3,102,854	3,078,204	24,650
Loss on disposal or sales of fixed assets	5,497	598,572	(593,075)
Loss from equity investment in partnership	554,124	891,154	(337,029)
Gain from sales of investment securities	(1,479,345)	--	(1,479,345)
Gain from sales of shares of affiliated companies	(1,358,629)	--	(1,358,629)
Loss on devaluation of investment securities	192,674	575,471	(382,797)
Interest and dividend income	(27,347)	(34,161)	6,813
Interest expenses	190,985	211,226	(20,241)
Changes in assets and liabilities:			
Decrease (increase) in trade receivables	819,705	(2,289,950)	3,109,656
Decrease (increase) in inventories	203,424	68,461	134,962
Increase (decrease) in trade payables	(122,241)	53,431	(175,673)
Increase (decrease) in other payables	(371,945)	491,929	(863,875)
Other – net	(94,927)	(202,877)	107,950
Sub-total	3,064,148	475,426	2,588,722
Interest and dividend received	28,728	33,132	(4,403)
Interest paid	(190,115)	(207,466)	17,350
Income taxes paid	(62,655)	(47,770)	(14,884)
Net cash provided by operating activities	2,840,106	253,322	2,586,784
INVESTING ACTIVITIES:			
Net decrease in time deposits	1,782,864	780,000	1,002,864
Acquisition of property and equipment	(87,367)	(91,707)	4,339
Acquisition of intangible fixed assets	(2,433,691)	(2,421,479)	(12,212)
Acquisition of investment securities	(375,879)	(289,785)	(86,094)
Proceeds from sales of investment securities	1,593,417	11,311	1,582,106
Proceeds from sales of shares of the affiliate accompanying change in scope of consolidation	1,394,154	--	1,394,154
Other-net	133,744	338,927	(205,183)
Net cash provided by (used in) investing activities	2,007,241	(1,672,732)	3,679,974
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	(500,000)	395,200	(895,200)
Proceeds from long-term debt	--	3,000,000	(3,000,000)
Repayments of long-term debt	(880,000)	(3,692,000)	2,812,000
Stock issuance to minorities	30,062	--	30,062
Acquisition of treasury stock	(79)	(135)	55
Net cash used in financing activities	(1,350,016)	(296,935)	(1,053,081)
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	18,149	27,786	(9,636)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,515,480	(1,688,559)	5,204,040
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,865,888	6,554,448	(1,688,559)
CASH AND CASH EQUIVALENTS, END OF YEAR	8,381,369	4,865,888	3,515,480

(5) BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

1. SCOPE OF CONSOLIDATION

Number of consolidated subsidiaries ---------- 8

Justsystem Service Co., Ltd.; J-Bahn Co., Ltd.; TOUSHINICHIBA, Inc.; i Dimension Corporation; JUSTSYSTEM, Inc.; CLAIRVOYANCE Corporation; DRAGONTEC SOFTWARE (SHANGHAI) Co., Ltd.; DALIAN JUSTSYSTEM Co., Ltd.

2. APPLICATION OF EQUITY METHOD

(1) The number of companies accounted for by the equity method ---- 4

DigiOn Inc.; R2 innovation Ltd.; Queria, Inc.; NANKING DRAGONTEC SOFTWARE Co., Ltd.

(2) The financial statements of the companies accounted for by the equity method whose closing dates are different from that of the parent are used without adjustments.

3. CLOSING DATES OF CONSOLIDATED SUBSIDIARIES

The closing dates of DRAGONTEC SOFTWARE (SHANGHAI) Co., Ltd. and DALIAN JUSTSYSTEM Co., Ltd. are December 31, while those of JUSTSYSTEM Inc. and CLAIRVOYANCE Corporation are February 28.

In preparing the consolidated financial statements, the financial statements of these subsidiaries as of December 31 and February 28 are used with appropriate adjustments for significant transactions occurred subsequently to the closing dates of consolidated subsidiaries through up to March 31.

4. ACCOUNTING POLICIES

(1) Valuation Basis and Method of Major Assets

Investment securities

Parent and domestic consolidated subsidiaries

Other securities (investment securities available for sale):

Securities whose fair values are available --------------	Stated at fair value, determined by the market prices etc. at the year end (Both unrealized gains and losses are included in shareholders' equity as unrealized gains of the investment securities; cost of sales is determined by the moving average method)
Securities whose fair values are not available ---------	Stated at cost, determined by the moving average method
Overseas consolidated subsidiaries -------------------------	Stated in accordance with accounting principles generally accepted in the relevant country
Inventories --	Mainly stated at cost determined by the average method

(2) Depreciation Method of Major Depreciable Assets

Property and equipment, non-operating real estate

Parent and domestic consolidated subsidiaries ------------	Computed by the declining- balance method Major useful lives are as follows: Buildings and structures 18 to 65 years Tools, furniture and fixtures 2 to 20 years
Overseas consolidated subsidiaries -------------------------	Computed by the straight-line method in accordance with accounting principles generally accepted in the relevant country.

Intangible fixed assets

Parent and domestic consolidated subsidiaries

Software development costs --------------------------	As for sales purpose packaged software, amortized by the greater of either amount in proportion with estimated sales volume during estimated salable period (18 months for desk top product, 36 months for system product) or amount based on the straight-line method during the same estimated salable period. As for internal use software, amortized by the straight-line method based on the usable period inside company (18 months to 5 years).
Other intangible assets ---------------------------------	Computed by the straight-line method
Overseas consolidated subsidiaries -------------------------	Computed by the straight-line method in accordance with accounting principles generally accepted in the relevant country Goodwill is amortized for 10 years.

(3) Accounting Standard for Major Allowances

Allowance for doubtful receivables ---------------------------	Normal debts; provided based on the past bad debts write-off ratio. Doubtful debts; provided at the estimated uncollectible amount after reviewing each collectibility.
Accrued employees' bonuses -----------------------------------	Estimated payable amounts which will be paid in the following summer
Liability for retirement benefits -------------------------------	Provided based on the estimated amounts of the projected benefit obligations and the pension assets at the closing date for employees' retirement benefits. Actuarial gain or loss accrued in each consolidated fiscal year is amortized by the straight-line method from subsequent year to the respective year of accrual of such gain or loss over 5 years which is less than the average residual service period of employees at the time such gain or loss accrued.

(4) Translations of Foreign Currency Transactions and Foreign Currency Financial Statements

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rate at the closing date and the translation differences are charged or credited to income or loss.

Assets, liabilities, income and loss of foreign subsidiaries are translated into Japanese yen at the current exchange rate at the closing date, and the translation differences are included in translation adjustments under the shareholders' equity.

(5) Accounting for Major Lease Transactions

Financial leases other than those which deem to transfer ownership of leased equipment to lessees are accounted for as operating leases.

(6) Other Major Items for Presenting Consolidated Financial Statements

Accounting for consumption taxes ---------------- Consumption taxes are accounted for separately from relevant principal transactions. Consumption taxes paid and those tentatively received were set off and the resulting balance is included in "Other" under current liabilities.

5. VALUATION METHOD FOR ASSETS AND LIABILITIES OF THE CONSOLIDATED SUBSIDIARIES

All assets and liabilities of the consolidated subsidiaries are measured at fair value including minority interests in those assets and liabilities.

6. APPROPRIATIONS OF RETAINED EARNINGS

Appropriations of retained earnings at each year-end are reflected in the financial statements for the following year upon shareholders' approval.

7. SCOPE OF CASH AND CASH EQUIVALENTS IN STATEMENTS OF CASH FLOWS

Cash and cash equivalents include cash on hand, bank deposits on demand and short-term investments that are readily convertible into cash with due within three months and exposed to insignificant risk of changes in value.

<NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS>

(CONSOLIDATED BALANCE SHEETS)

1. Investments in associated companies	March 31, 2002 Thousands of Yen	March 31, 2001 Thousands of Yen
Investment securities (stock)	322,562	132,689
2. Assets pledged as collateral		
Buildings and structures	4,544,479	4,709,976
Land	3,409,893	3,409,893
Investment securities	97,600	220,800
Non-operating real estate	2,714,590	2,761,878
Total	10,766,562	11,102,548
Relevant liabilities collateralized by the above assets:		
Short-term bank loans	7,919,000	1,588,000
Long-term debt	1,177,000	8,526,000

Besides the above pledged assets, program know-how, ATOK12, ATOK13 and ATOK14, have been assigned to long-term debt of 450,000 thousand yen from the Development Bank of Japan. Since the amounts of program know-how are difficult to assess, they are not stated in this statement.

3. Trade notes receivable maturing on the closing date

Concerning accounting of trade notes receivable maturing on the closing date, the Company settles them on trade note exchange day. Since the ending date of the current fiscal year was a holiday of financial institutions, the following trade notes receivable maturing on the closing date are included in the balance of the closing date:

	March 31, 2002 Thousands of Yen	March 31, 2001 Thousands of Yen
Trade notes receivable	1,174	13,166

(CONSOLIDATED STATEMENTS OF OPERATIONS)

. The research and development costs included in sales, general and administrative expenses

March 31, 2002 Thousands of Yen	March 31, 2001 Thousands of Yen
1,841,014	2,004,720

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

1.Reconciliation between year-end balance of cash and cash equivalents and the relevant account balances on consolidated balance sheets

	March 31, 2002 Thousands of Yen	March 31, 2001 Thousands of Yen
Cash and time deposits	8,381,369	6,648,752
Less: Time deposits with due over three months	--	(1,782,864)
Cash and cash equivalents	8,381,369	4,865,888

2. Breakdown of assets and liabilities of the company that is no more a consolidated subsidiary since its shares have been sold

Current assets	949,281
Fixed assets	237,661
Total assets	1,186,942
Current liabilities	842,946
Fixed liabilities	4,316
Total liabilities	847,262

(SEGMENT INFORMATION)

1. INDUSTRIAL SEGMENT INFORMATION

Fiscal year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

Thousands of Yen

	Software Related Business	Network Business	Total	(Eliminations) or Corporate Items	Consolidated
I. NET SALES AND OPERATING INCOME (LOSS)					
(1) Net sales to outside customers	14,077,205	1,564,821	15,642,027	--	15,642,027
(2) Intersegment sales	56,588	13,543	70,132	(70,132)	--
Total sales	14,133,794	1,578,365	15,712,160	(70,132)	15,642,027
Operating expenses	13,838,632	1,602,553	15,441,185	554,679	15,995,864
Operating income (loss)	295,162	(24,187)	270,975	(624,812)	(353,836)
II. ASEETS, DEPRECIATION AND CAPITAL EXPENDITURES					
Assets	23,107,799	--	23,107,799	13,517,565	36,625,364
Depreciation	2,958,518	24,231	2,982,750	120,104	3,102,854
Capital Expenditures	2,471,395	73,759	2,545,154	7,486	2,552,641

Fiscal year ended March 31, 2001 (April 1, 2000 - March 31, 2001)

Thousands of Yen

	Software Related Business	Network Business	Total	(Eliminations) or Corporate Items	Consolidated
I. NET SALES AND OPERATING LOSS					
(1) Net sales to outside customers	15,029,370	2,958,798	17,988,169	--	17,988,169
(2) Incensement sales	59,929	8,094	68,024	(68,024)	--
Total sales	15,089,300	2,966,893	18,056,193	(68,024)	17,988,169
Operating expenses	15,936,919	2,986,759	18,923,679	132,589	19,056,268
Operating loss	847,619	19,866	867,486	(200,613)	1,068,099
II. ASEETS, DEPRECIATION AND CAPITAL EXPENDITURES					
Assets	24,473,738	1,208,927	25,682,665	11,827,860	37,510,525
Depreciation	2,923,883	45,707	2,969,590	108,614	3,078,204
Capital Expenditures	2,519,187	62,433	2,581,621	14,841	2,596,463

Notes: 1. Segmentation method by industry

The Company classifies its consolidated operations into two segments, software related business and network business according to type or nature of the businesses.

2. Major contents of each industrial segment:
   (1) Software related business — Development and sales of application software, production and sales of books
   (2) Network business — Network provider business
3. The amount of operating expenses which could not be allocated to each segment and, therefore, were included under the column '(Eliminations) or Corporate items' for the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2001 was 624,812 thousand yen and 200,613 thousand yen, respectively. These expenses consist mainly of fundamental research expenses.
4. The amount of assets for the corporation which were included under the column '(Eliminations) or Corporate items' for the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2001 was 13,517,565 thousand yen and 11,827,860 thousand yen, respectively. These assets consist mainly of certain surplus funds (cash and marketable securities), assets relating to fundamental research, long-term investment funds (long-term bank deposits and investment securities) and other investment assets (non-operating real estate, reserves for insurance policies and officers pension plan, and membership).
5. Depreciation and capital expenditures include long-term prepaid expenses and the relevant amortization.

2. GEOGRAPHIC SEGMENT INFORMATION

Total domestics sales were more than 90% of the total sales for all segments.
Accordingly, geographic segment information was not required to be disclosed.

3. SALES TO FOREIGN CUSTOMERS

Sales to foreign customers were less than 10% of the consolidated net sales.
Accordingly, sales to foreign customers was not required to be disclosed.

(LEASE TRANSACTIONS)

FINANCE LEASE TRANSACTIONS OTHER THAN THOSE WHICH DEEMS TO TRANSFER OWNERSHIP OF LEASED EQUIPMENT TO LESSEES:

1) Assumed amounts of acquisition cost, accumulated depreciation and net book value at the balance sheet date of leased equipment:

	March 31, 2002	**March 31, 2001**
[Tools, furniture and fixtures]	Thousands of Yen	Thousands of Yen
Acquisition cost	663,970	1,234,235
Accumulated depreciation	137,424	342,898
Net book value	526,545	891,336

2) Future lease payments:

Amount due within one year	140,409	248,615
Amount due after one year	386,136	642,721
Total	526,545	891,336

The above acquisition costs and the future lease payments include interest costs on the future lease payments since the amounts of future lease payments are not material compared with the amounts of property and equipment at the balance sheet dates.

3) Assumed lease payments and depreciation:

Lease payments	184,670	182,513
Depreciation	184,670	182,513

4) Method of computing assumed depreciation:

Depreciation was computed by straight-line method over the lease terms with no residual value.

OPERATING LEASE TRANSACTIONS

Future lease payments

	March 31, 2002	**March 31, 2001**
	Thousands of Yen	Thousands of Yen
Amount due within one year	23,505	23,796
Amount due after one year	56,885	584
Total	80,390	24,380

(RELATED PARTY TRANSACTIONS)

OFFICERS AND MAJOR INDIVIDUAL STOCKHOLDERS, ETC.

Attribute	Companies majority of which is owned by an officer of the Company and its relatives		
Company Name	Act-four Corporation	Justabeam Corporation	VAMOS, Ltd.
Address	Minato-ku, Tokyo	Minato-ku, Tokyo	Tokushima-shi, Tokushima
Common Stock	40 million yen	50 million yen	3 million yen
Business	Mail-order sales	Planning, development and sales of computer system	Rental of real estate
Voting right	None	None	None
Common officers	2	3	1
Business Relations	The Company rents out office to this company.	The Company rents out office to this company.	The Company rents office from this company.
Transactions amounts	Production of contents: 25,176 thousand yen Office rental: 1,894 thousand yen	Sales of software: 16,450 thousand yen Purchase of computer peripherals: 4,508 thousand yen Office rental: 5,076 thousand yen	Rental fee per annum: 3 ,279 thousand yen.
Year-end balance	Trade accounts receivable: 4,586 thousand yen Other account receivable: 1,894 thousand yen		Prepaid expenses : 287 thousand yen Guarantee deposits : 2,000 thousand yen

Notes: Rental is determined based upon the actual rental market in the neighboring area.

Production of contents, sales of computer software and purchase of computer peripherals are decided after mutual talks for each item.

Consumption taxes are excluded from transaction amounts and included in year-end balance.

(TAX EFFECT ACCOUNTING)

1. BREAKDOWN BY MAJOR FACTORS CAUSING DEFERRED TAX ASSETS AND LIABILITIES

	March 31, 2002	March 31, 2001
(Current assets)	Thousands of Yen	Thousands of Yen
Deferred tax assets		
Accrued employees' bonuses	114,962	106,076
Inventories	16,868	58,650
Others	33,439	47,224
Total deferred tax assets	165,271	211,951
(Included in current assets – other)		
(Fixed assets)		
Deferred tax assets		
Total deferred tax assets	11,710	16,187
(Included in investments and other assets – other)		
(Current liabilities)		
Deferred tax liabilities		
Total deferred tax liabilities	82	366
(Included in current liabilities – other)		
(Long-term liabilities)		
Deferred tax assets		
Amortization of intangible fixed assets	590,466	551,026
Carry forwarded tax loss	985,999	901,293
Liability for retirement benefits	109,066	95,835
Investment securities	27,214	246,837
Other	72,126	63,902
Sub-total	1,784,874	1,858,895
Valuation allowance	(818,918)	(999,994)
Total	965,955	858,901
Deferred tax liabilities		
Reserve for software development	4,732,481	3,915,708
Unrealized gains of the investment securities	317,240	706,483
Reserve for special depreciation	153,673	210,764
Prepaid pension costs	124,047	125,091
Total	5,327,443	4,958,048
Net deferred tax liabilities	4,361,487	4,099,147

2. BREAKDOWN BY MAJOR ITEMS CAUSING DIFFERENCE BETWEEN NORMAL EFFECTIVE STATUTORY TAX RATE AND ACTUAL EFFECTIVE TAX RATE AFTER APPLYING INCOME TAX ALLOCATION

	March 31, 2002	March 31, 2001
Normal effective statutory tax rate	41.7%	(41.7)%
(Reconciliation)		
Valuation allowance	(3.7)%	36.3%
Other	1.1%	1.2%
Actual effective tax rate after income tax allocation applied	39.1%	(4.2)%

(SECURITIES)

Fiscal year ended March 31, 2002

1. Other securities whose fair values are available (as of March 31, 2002) Thousands of Yen

		Acquisition Cost	Carrying Amount	Difference
Other securities whose carrying amount exceeds acquisition cost	1) Stocks	111,658	755,619	643,961
	2) Bonds			
	Corporate bonds	77,650	82,944	5,293
	Others	--	--	--
	3) Others	29	31	1
	Sub-total	189,338	838,595	649,256
Other securities whose carrying amount does not exceed acquisition cost	1) Stocks	59,088	40,020	(19,068)
	2) Bonds			
	Corporate bonds	--	--	--
	Others	--	--	--
	3) Others	148,783	143,409	(5,374)
	Sub-total	207,872	183,429	(24,442)
Total		397,210	1,022,024	624,814

Notes : 1. Besides the above, the investment by a U.S. subsidiary in a certain partnership for venture investments is included in the investment securities at the amount of 200,820 thousand yen. Equity in that partnership is stated in accordance with the generally accepted accounting principles in the United States of America and its income or loss by evaluation is shown as "Loss from equity investment in partnership" under other expenses.
2. Devaluation of 192,674 thousand yen was executed in the current fiscal year.

2. Major Contents of Securities with no Fair Value (as of March 31, 2002) Thousands of Yen

	Consolidated Balance Sheet Amount
Other securities	
Unlisted stocks (except OTC stocks)	250,887

3. Breakdown of Face Value by Projected Redemption Year in Other Securities with Maturity Date and Held-to-maturity Securities (as of March 31, 2002)

Thousands of Yen

	Within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
1) Bonds				
Corporate bonds	--	82,944	--	--
Others	--	--	--	--
2) Others	--	--	--	--
Total	--	82,944	--	--

Fiscal year ended March 31, 2001

1. Other securities whose fair values are available (as of March 31, 2001) Thousands of Yen

		Acquisition Cost	Carrying Amount	Difference
Other securities whose carrying amount exceeds acquisition cost	1) Stocks	101,215	953,834	852,618
	2) Bonds			
	Corporate bonds	76,478	83,631	7,152
	Others	--	--	--
	3) Others	100	100	0
	Sub-total	177,794	1,037,566	859,772
Other securities whose carrying amount does not exceed acquisition cost	1) Stocks	261,095	174,200	(86,894)
	2) Bonds			
	Corporate bonds	--	--	--
	Others	--	--	--
	3) Others	150,926	133,688	(17,237)
	Sub-total	412,021	307,889	(104,132)
Total		589,816	1,345,456	755,640

Notes : 1. Besides the above, the investment by a US subsidiary in a certain partnership for venture investments is included in the investment securities at the amount of 690,094 thousand yen. Equity in that partnership is stated in accordance with the generally accepted accounting principles in the United States of America and its income or loss by evaluation is shown as "Loss from equity investment in partnership" under other expenses.
2. Devaluation of 565,526 thousand yen was executed in the current fiscal

2. Major Contents of Securities with no Fair Value (as of March 31, 2001) Thousands of Yen

	Consolidated Balance Sheet Amount
Other securities	
Unlisted stocks (except OTC stocks)	181,849
Unlisted corporate bonds	6,000

3. Breakdown of Face Value by Projected Redemption Year in Other Securities with Maturity Date and Held-to-maturity Securities (as of March 31, 2001)

Thousands of Yen

	Within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
1) Bonds				
Corporate bonds	6,600	83,631	--	--
Others	--	--	--	--
2) Others	--	--	--	--
Total	6,600	83,631	--	--

(FINANCIAL DERIVATIVES)

Not applicable.

(ACCOUNTING FOR EMPLOYEES' RETIREMENT BENEFITS(INCOME))

1. Outline of employed retirement benefit plans

The Company has tax qualified pension plan for retired persons and lump-sum payment plan as defined benefit plans. Some domestic subsidiaries have lump-sum payment plans as defined benefit plan.

Overseas subsidiaries have defined contribution plans.

2. Retirement benefit obligations and its breakdown

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Projected benefit obligations	(672,974)	(534,166)
Pension assets	367,049	367,900
Unfunded retirement benefit obligations	(305,924)	(166,266)
Unamortized net retirement benefit obligations at transition	--	--
Unrecognized actuarial loss	160,533	54,526
Net amount recognized in the consolidated balance sheet	(145,391)	(111,739)
Prepaid pension costs	297,190	299,691
Liability for retirement benefits	(442,582)	(411,431)

3. Breakdown of retirement benefit expenses (income)

	March 31, 2002	March 31, 2001
	Thousands of Yen	Thousands of Yen
Service costs	76,716	82,205
Interest cost	15,110	13,692
Expected return on pension assets	(11,037)	(11,732)
Income recognized for excessive amount of pension assets at transition	--	(126,946)
Amortization of actuarial loss	10,906	--
Total retirement benefit expenses (income)	91,695	(42,780)

4. Calculation basis of retirement benefit obligations, etc.

	March 31, 2002	March 31, 2001
Discount rate	2%	3%
Expected rate of return on pension assets	3%	3%
Allocation method of projected benefit obligations to the period	Straight-line method for the period	Straight-line method for the period
Amortizing years of prior service costs	--	--
Amortizing years of net retirement benefit obligations at transition	--	1 year
Amortizing years of actuarial gain or loss (to be amortized from the next fiscal year)	5 years	5 years

V. THE SITUATION OF PRODUCTION, ORDERS TAKEN AND SALES

1. PRODUCTS MANUFACTURED

Thousands of Yen

Industrial segments	March 31, 2002	March 31, 2001
Software related business	14,484,855	14,199,290
Network business	--	--
Total	14,484,855	14,199,290

Notes: The amounts are based on a selling price basis and do not include consumption taxes.

2. ORDERS TAKEN FOR PRODUCTS

We do not manufacture on a built-to-order basis.

3. SALES

Thousands of Yen

Industrial segments	March 31, 2002	March 31, 2001
Software related business	14,077,205	15,029,370
Network business	1,564,821	2,958,798
Total	15,642,027	17,988,169

Notes: The amounts do not include consumption taxes.

EXHIBIT E

June 12, 2002

To the Shareholders:

Notice for the 21th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 21th Ordinary General Meeting of Shareholders of the Company will be held and you are cordially invited to be present at the meeting.

It is to be added that since you can exercise the voting rights in writing even if you are not present at the meeting, please review the "Information Relating to Exercise of Voting Rights" set forth below and send us the enclosed voting form indicating your approval or disapproval of the propositions, with your seal affixed.

Yours very truly,

Justsystem Corporation
3-46, Okihama-higashi,
Tokushima-shi

Kazunori Ukigawa
President and Representative Director

Description

1. Date and hour: June 27, 2002 (Thursday) at 10:00 AM

2. Place: Conference Hall, Head office of the Company
108-4 Hiraishi-Wakamatsu Kawauchi-cho
Tokushima-shi, Tokushima

3. Matters forming the objects of the meeting:

Matters to be reported

Report upon the balance sheet, and profit and loss statement for the 21th business term (from April 1, 2001 to March 31, 2002).

Matters to be approved

1. Approval of loss disposition for the 21th fiscal year
2. Alteration of a part of articles of association
3. Election 7 directors
4. Election 3 auditors
5 Issuance of stock acquisition rights to non-shareholders on very favorable terms

- END -

Information that was attached to this notice is summarized in Exhibit A to the Exemption Application.